UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

1. DATE, TIME AND PLACE: July 1, 2013, at 11:00 a.m., in the head-office of Telefônica Brasil S.A., in the City of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, Cidade Monções District (“Telefônica” or “Company”).

2. CALLING: through Call Notice published in the State of São Paulo Official Gazette, on June 12, 13 and 14, 2013, pages 38, 22 and 39, respectively, and in newspaper Valor Econômico, also published on June 12, 13 and 14/15/16, 2013, pages C11, B6 and B2, respectively.

3. ATTENDANCE: Attended shareholders representing 91,94% of the commom shares of the Company, pursuant to the records and signatures appearing in the Shareholders Attendance Book nº 02, pages 70 back to front 73, verifying the legal quorum for installation and deliberation. Registered, still, the presences of Mr. Flavio Stamm and Stael Prata Silva Filho as representatives of the Statutory Audit Council, and Mr. Alexandre Hoeppers of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., enrolled with the National Register of Legal Entities of the Ministry of Finance under nº 61.366.936/0001-25, to provide information about the proposed transactions, if necessary.

4. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – President and Michelle Morkoski Landy – Secretary.

5. AGENDA:

(a)     to review and approve the Protocol and Instrument of Justification of Partial Spinoff of Telefônica Data S.A. (“TData”), with transfer of the spun-off net assets to the Company, entered into between the Managements of TData and of the Company, the purpose of which is the partial spin-off of TData with transfer of the spun-off net assets to the Company;

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

(b)     to become aware of and confirm the appointment by the Executive Officers of TData and of the Company of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., enrolled with the National Register of Legal Entities of the Ministry of Finance under nº 61.366.936/0001-25, responsible for the preparation of the appraisal report for TData’s net assets to be spun-off and transferred to the Company;

(c)     to review and approve the appraisal report referred to in item (b) above;

(d)     to approve the merger of TData’s spun-off net assets into the Company and the implementation thereof;

(e)     to review and approve the Protocol and Instrument of Justification of Full Spin-off of Vivo S.A. (“Vivo”), with transfer of portions of the spun-off equity to the Company and to TData, entered into between the managements of Vivo, the Company and TData, the purpose of which is the full spin-off of Vivo with transfer of portions of the spun-off equity to the Company and to TData;

(f)     to become aware of and confirm the appointment by the Executive Officers of Vivo, the Company and TData of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., responsible for the preparation of the appraisal report for the portions of Vivo’s net equity to be spun-off and transferred to the Company and to TData;

(g)     to review and approve the appraisal report referred to in item (f) above;

(h)     to approve the merger of the portion of Vivo’s spun-off equity into the Company and the implementation thereof;

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

(i)     to review and approve the Protocol and Instrument of Justification of Full Spin-off of A. Telecom S.A. (“A.Telecom”), with transfer of portions of the spun-off equity to the Company and to TData, entered into between the Managements of A. Telecom, the Company and TData, the purpose of which is the full spin-off of A. Telecom with transfer of portions of the spun-off equity to the Company and to TData;

(j)     to become aware of and confirm the appointment by the Executive Officers of A. Telecom, the Company and TData of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., responsible for the preparation of the appraisal report for the portions of A. Telecom’s net equity to be spun-off and transferred to the Company and to TData;

(k)     to review and approve the appraisal report referred to in item (j) above;

(l)     to approve the merger of the portion of A. Telecom’s spun-off equity into the Company and the implementation thereof;

(m)     to review and approve the Protocol and Instrument of Justification of Merger of Telefônica Sistema de Televisão S.A. (“TST”) into the Company, entered into between the Managements of the Company and of TST, the purpose of which is the merger of TST into the Company;

(n)     to become aware of and confirm the appointment by the Executive Officers of the Company and of TST of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., responsible for the preparation of the appraisal report for TST’s net equity and of the Independent Auditors’ Report Reasonable Assurance on the Combined Accounting Information of TST, Ajato Telecomunicação Ltda. (“Ajato”), TVA Sul Paraná S.A. (“Sul Paraná”), Comercial Cabo TV São Paulo S.A. (“CaTV”), Lemontree Participações S.A. (“Lemontree”)and and GTR-T Participações e Empreendimentos S.A. (“GTR-T”), for purposes of merger of TST’s total equity (already considering the merger of the above mentioned companies into TST to occur on the same date of this meeting) into the Company;

(o)     to review and approve the appraisal report referred to in item (n) above;

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

(p)     to approve the merger of TST into the Company and the implementation thereof;

(q)     to review and approve the declaration provided for in article 3 of the prior consent Act of The National Telecommunications Agency – ANATEL, no. 3043, issued on May 27, 2013 and published in the Federal Official Gazette on 05.29.2013.

6. RESOLUTIONS: Upon opening the agenda, the Chairman explained that the minutes of the Meeting would be drawn-up in summary form, containing only the transcription of the resolutions made, as permitted in article 130 §1, of Law no. 6404/76, as amended (“Corporate Law”), and informed that the documents or proposals, voting statements or dissenting opinions concerning the matters to be resolved should be submitted to presiding board of the Meeting, in writing, which would be represented for such purpose by the Secretary. Moreover, the Chairman stated that the documents and information relating to the matters to be discussed in this Meeting, were on the presiding board and that such documents were made available to shareholders at the Company’s headquarters, as well as in the websites of CVM - Brazilian Securities and Exchange Commission (www.cvm.gov.br), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the Company (www.telefonica.com.br/ir), since the publication of the Call notice, in accordance with the provisions of Corporate Law and CVM Instructions No. 319/1999 and No. 481/2009.

The Chairman, explained that, as it was known to all the attendees, the purpose of the Meeting was to review and pass resolutions with respect to the corporate reorganization involving Company’s wholly-owned subsidiaries and controlled companies, culminating with the merger into the Company of (i) the spun-off net assets of TData; (ii) the portion of the spun-off equity of Vivo; (iii) the portion of the spun-off equity of A. Telecom; (iv) TST, all wholly-owned subsidiaries of the Company.

Complemented informing that, what is intended, at the end of the corporate reorganization process involving such companies, is the concentration of the activities into only two operating companies, one of them being the Company (to concentrate the provision of telecommunication services) and the other being TData (to concentrate other economic activities than telecommunication services, including Value-Added Services, as defined in art. 61 of the General Telecommunications Law). This segregation of activities is necessary because the Company is prevented, by law, from providing other than telecommunication services.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

The Chairman also explained that concentrating the provision of telecommunication services into one sole legal entity will enable convergence, allowing a consolidated and confluent offer of telecommunication services and simplified offer of service packages, with consequent reduction in administrative and operating costs, and standardization and rationalization of the Companies’ operations.

The Chairman further explained that the corporate organization sought herein, involving the Company’s wholly-owned subsidiaries and controlled companies, was submitted to the National Telecommunications Agency – ANATEL for review and prior approval, having been approved under the terms of Act no. 3043, dated May 27, 2013, published in the Federal Official Gazette on May 29, 2013 (“Consent Act”).

The Chairman pointed out that the matter had been previously reviewed by the Audit and Control Committee, by the Statutory Audit Council and by the Board of Directors of the Company, who opined favorably in relation to all items on the agenda, which they competed.

Finally, reported that the intended merger of the companies and of the net assets described above shall not result in an increase of capital stock of the Company, nor in the issuance of new shares by the Company, so that the intended corporate restructuring not cause any change in the equity interests currently held by the shareholders in the Company, no exchange of shares held by non-controlling shareholders of the spun-off/merged company for shares in the surviving company shall be considered, given that the Company is, at the time, the sole shareholder of the companies to be spun-off/merged, and will not imply any withdrawal right. Accordingly, no appraisal report of the asset/net equity at market price were required to be prepared for calculation of the exchange ratio of shares held by non-controlling shareholders, as set forth in article 264 of the LSA and in article 2, §1, VI, of CVM Instruction no. 319/99, as per recent opinions already provided by the CVM for inquiries submitted with regard to similar reorganization processes and as mentioned in CVM Resolution no. 559, dated 11/18/2008.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

The shareholders reviewed the matters included in the Agenda being received and authenticated the voting indications by the Secretary of the Board, and resolved:

6.1 Approve, by unanimous vote, except abstentions recorded by the presiding Board, all the terms and conditions of the Protocol and Instrument of Justification of Partial Spin-off of TData and Merger of the portion Spun-off into the Company (“TData Protocol”), entered by the Managements of TData and of the Company on June 11, 2013, included herein as Exhibit I, which provides for the partial spin-off of TData, with transfer of the spun-off net assets to the Company. The TData Protocol sets forth the general terms and conditions of the transaction sought herein, the justifications thereof, and the criteria for appraisal of the shares and of the assets to be merged into the Company.

6.2 Ratify, by unanimous vote, except abstentions recorded by the presiding Board, the appointment by the Management of the Company, of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., for appraisal of TData’s net assets to be spun-off and merged into the Company;

6.3 Approve, by unanimous vote, except abstentions recorded by the presiding Board, the appraisal report for TData’s net assets to be spun-off (“TData Appraisal Report”), which establishes, appraised at their book value, as of April 30, 2013, that the value of the TData’s net assets to be spun-off and merged into the Company is R$34,723,875.31 (thirty-four million, seven hundred and twenty-three thousand, eight hundred seventy-five reais and thirty-one cents), all in accordance with TData Protocol. The Appraisal Report of TData is an integral part of the present minute as Exhibit I to the TData Protocol.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

6.4 Approve, by unanimous vote, except abstentions recorded by the presiding Board, the merger into the Company, of the TData’s spun-off net assets, in the amount described in item 6.3 hereof, without change of the capital stock of the Company, in accordance with the TData’s Protocol, approved and attached hereto.

6.5 Approve, by unanimous vote, except abstentions recorded by the presiding Board, all the terms and conditions of the Protocol and Instrument of Justification of Full Spin-off of Vivo, with transfer of portions of the spun-off equity to TData and to the Company (“Vivo Protocol”), entered into between the managements of Vivo, TData and of the Company on June 11, 2013, included herein as Exhibit II, which provides for the full spin-off of Vivo, with transfer of portions of the spun-off net equity to the Company and to TData. Vivo Protocol provides for the general terms and conditions of the transaction sought herein, the justifications thereof, the criterion for evaluation of the shares and of the portions of the spun-off equity to be merged into the Company and into TData.

6.6 Ratify, by unanimous vote, except abstentions recorded by the presiding Board, the appointment by the Management of the Company, of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., for appraisal of portions of Vivo’s net equity to be spun-off and transferred to the Company and to TData;

6.7 Approve, by unanimous vote, except abstentions recorded by the presiding Board, the appraisal report of the portion of Vivo’s net equity to be spun-off and merged into the Company (“Vivo Appraisal Report”), which establishes, appraised at their book value, as of April 30, 2013, that the portion of the Vivo’s net equity to be spun-off and merged into the Company is R$10,228,352,444.32 (ten billion, two hundred and twenty-eight million, three hundred and fifty-two thousand, four hundred and fourty-four reais and thirty-two cents), all in accordance with Vivo Protocol. The Appraisal Report of Vivo is an integral part of the present minute as Exhibit I to the Vivo Protocol.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

6.8 Approve, by unanimous vote, except abstentions recorded by the presiding Board, the merger into the Company, of the portion of the Vivo’s spun-off net equity, in the amount described in item 6.7 hereof, without change of the capital stock of the Company, in succession to Vivo in its rights and obligations related to the portions of Vivo’s spun-off net equity and transferred to Telefônica, answering by Vivo’s obligations, in the rights and obligations of its responsibilities, under the terms of articles 229 and 233, of Corporate Law, there was not, however, a solution of continuity in relation to Vivo’s operations and the services it provides to its users, that will be fully succeeded by TData and by Telefônica, respectively. To register that, by reason of the total spin-off approved herein, Vivo is extinguished as of right, as provided in article 229 of the Corporate Law, all in accordance with the Vivo’s Protocol, approved and attached hereto.

6.9 Approve, by unanimous vote, except abstentions recorded by the presiding Board, all the terms and conditions of the Protocol and Instrument of Justification of Full Spin-off of A.Telecom, with transfer of portions of the spun-off net equity to TData and to the Company (“A.Telecom Protocol”), entered into between the managements of A.Telecom, TData and of the Company on June 11, 2013, included herein as Exhibit III, which provides for the full spin-off of A.Telecom, with transfer of portions of the spun-off net equity to the Company and to TData. ATelecom Protocol provides for the general terms and conditions of the transaction sought herein, the justifications thereof, the criterion for evaluation of the shares and of the portions of the spun-off equity to be merged into the Company and into TData.

6.10 Ratify, by unanimous vote, except abstentions recorded by the presiding Board, the appointment by the Management of the Company, of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., for appraisal of portions of ATelecom’s net equity to be spun-off and transferred to the Company and to TData;

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

6.11 Approve, by unanimous vote, except abstentions recorded by the presiding Board, the appraisal report for the portion of ATelecom’s net equity to be spun-off and merged into the Company (“ATelecom Appraisal Report”), which establishes, appraised at its book value, as of April 30, 2013, that the portion of the A.Telecom’s net equity to be spun-off and merged into the Company is R$348.623.814,64 (three hundred and forty-eight million, six hundred and twenty-three thousand, eight hundred and fourteen reais and sixty-four cents), all in accordance with A.Telecom Protocol. The Appraisal Report of A.Telecom is an integral part of the present minute as Exhibit VI.

6.12 Approve, by unanimous vote, except abstentions recorded by the presiding Board, the merger into the Company, of the portion of the A.Telecom’s spun-off net equity, in the amount described in item 6.11 hereof, without change of the capital stock of the Company, in succession to A.Telecom in its rights and obligations related to the portions of A.Telecom’s spun-off net equity and transferred to Telefônica, answering by A.Telecom’s obligations, in the rights and obligations of its responsibilities, under the terms of articles 229 and 233, of Corporate Law, there was not, however, a solution of continuity in relation to A.Telecom’s operations and the services it provides to its users, that will be fully succeeded by TData and by Telefônica, respectively. To register that, by reason of the total spin-off approved herein, A.Telecom is extinguished as of right, as provided in article 229 of the Corporate Law, all in accordance with the A.Telecom’s Protocol, approved and attached hereto.

6.13 Approve, unanimous vote, except abstentions recorded by the presiding Board, all the terms and conditions of the Protocol and Instrument of Justification of the Merger of TST into the Company, (“TST Protocol”), entered into between the managements of TST and of the Company on June 11, 2013, included herein as Exhibit VII, which provides for the merger of TST into the Company. TST Protocol provides for the general terms and conditions of the transaction sought herein, the justifications thereof, the criterion for evaluation of the shares and of the net equity to be merged into the Company.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

6.14 Ratify, unanimous vote, except abstentions recorded by the presiding Board, the appointment by the Management of the Company, of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., for appraisal of TST’s net equity to be merged into the Company;

6.15 Approve, unanimous vote, except abstentions recorded by the presiding Board, the appraisal report for TST’s net equity, appraised at its book value, as of April 30, 2013, as well as the Independent Auditors’ Reasonable Assurance Report, on the Combined Accounting Information of TST, Ajato, Sul Paraná, CaTV, Lemontree and GTR-T (both together, “TST Appraisal Report”), which establishes, together, appraised at its book value, as of April 30, 2013 and considered the merger of Ajato, Sul Paraná, CaTV, Lemontree and GTR-T by TST, held on this date, that the TST’s net equity to be merged into the Company is R$226.105.582,63 (two hundred and twenty-six million, one hundred and five thousand, five hundred and eighty-two reais and sixty-three cents), all in accordance with TST Protocol. The Appraisal Report of TST is an integral part of the present minute as Exhibit I and Exhibit II to the TST Protocol.

6.16 Approve, unanimous vote, except abstentions recorded by the presiding Board, the merger into the Company, of the TST’s net equity, in the amount described in item 6.15 hereof, without change of the capital stock of the Company, in succession to TST in its rights and obligations, according to law. To register that, by reason of the incorporation approved herein, TST is extinguished as of right, as provided in article 227 of the Corporate Law, all in accordance with the TST’s Protocol, approved and attached hereto.

6.17 Finally, the shareholders approve, by unanimous vote, except abstentions recorded by the presiding Board, the Company’s declaration, as provided for in article 3 of the Consent Act, whose draft included herein as Exhibit V. Approved the transaction, the Managers were authorized by the Company to perform all acts deemed necessary to formalize the above operations approved before public bodies and third parties in general.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

7. CLOSING: As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholders’ legal representatives have acknowledged that it would be drowned up in the form of summary of the facts, as authorized by article 130, paragraph first, of Brazilian Corporations Law. It was also stated that, as authorized by article 130, paragraph second, of Brazilian Corporations Law, the publishing of this minutes will be made with the deletion of the signatures of the shareholders’ representatives. São Paulo, july 1, 2013. (signatures) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting, representing the Management; Michelle Morkoski Landy –Secretary of the Meeting; SP Telecomunicações Participações Ltda., by proxy Breno Rodrigo Pacheco de Oliveira e Michelle Morkoski Landy; Telefônica Internacional S/A, by proxy Breno Rodrigo Pacheco de Oliveira; Telefônica Chile S.A., by proxy Breno Rodrigo Pacheco de Oliveira; Telefônica S.A., by proxy Breno Rodrigo Pacheco de Oliveira, represented by Banco Santander (Brasil) S.A., by proxy Daniel Alves Ferreira, the shareholder Amundi Actions Emergents; represented by Itau Unibanco S.A., by proxy Daniel Alves Ferreira, the shareholder Amundi Funds; represented by J.P. Morgan S.A. –Distribuidora de Títulos e Valores Mobiliários, by proxy Daniel Alves Ferreira, the shareholders: Flexshares Morningstar Emerging Markets Factor TILT Index Fund, Public Employees Retirement Association of New Mexico; represented by Citibank N.A., by proxy Daniel Alves Ferreira, the shareholders: Bell Atlantic Master Trust, Canada Pension Plan Investment Board, Ford Motor Company Defined Benefit Master Trust, Hand Composite Employee Benefit Trust, Japan Trustee Services Bank, Ltd. STB LM Brazilian High Dividend Equity Mother Fund, LVIP Blackrock Emerging Markets Index RPM Fund, Ministry of Strategy and Finance, National Pension Service, SSGA Emerging Markets Index Plus Non-Lending Common Trust Fund, State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, State Street Emerging Markets, The Bank of Korea, Well Fargo Advantage Diversified Stock Portfolio; Flávio Stamm – Fiscal Counselor ; Stael Prata Silva Filho – Fiscal Counselor; Ernst & Young Terco Auditores Independentes S.S., by Alexandre Hoeppers.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

We hereby certify that this is a faithfull copy of the minutes of the 38ª Special Shareholders’ Meeting of Telefônica Brasil S.A., held on July 1, 2013, which were drawn-up in the proper book.

Michelle Morkoski Landy
Secretary of the Meeting
OAB/SP nº 178.637

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

EXHIBIT I

TDATA PROTOCOL

Protocol and Instrument of Justification

OF PARTIAL SPIN-OFF

OF

TELEFÔNICA DATA S.A.

AND MERGER OF THE SPUN-OFF PORTION INTO

TELEFÔNICA BRASIL S.A.

By this private instrument, the below identified parties, herein represented by their respective Executive Officers, have agreed to enter into this Protocol and Instrument of Justification of Partial Spin-Off and Merger (“Protocol”), in accordance with articles 224, 225, 226, 227 and 229 of Law nº 6,404, dated December 15, 1976, as amended (“Corporation Law”), with due regard to the applicable provisions of Instruction nº 319, dated December 03, 1999, as amended, issued by the Brazilian Securities and Exchange Commission (“CVM”).

(a)     TELEFÔNICA BRASIL S.A., a publicly-held company with head-office in the city of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, nº 1376, enrolled with the CNPJ/MF under nº 02.558.157/0001-62, herein represented pursuant to its Bylaws (“Telefônica” or “Surviving Company”);

(b)     TELEFÔNICA DATA S.A., a closely-held company with head-office in the city of Barueri, State of São Paulo, on Avenue Tamboré, nºs 341 / 371, enrolled with the CNPJ/MF under n° 04.027.547/0001-31, herein represented pursuant to its Bylaws (“TData” or “Spun-off Company”);

Telefônica and TData being collectively referred to as “Parties” or “Companies”;

1.     JUSTIFICATION.

WHEREAS this partial spin-off and merger transaction is part of a more comprehensive corporate reorganization process involving also other Telefônica’s wholly-owned subsidiaries and controlled companies, which reorganization shall occur on the same date of this transaction;

2

WHEREAS Telefônica is a concessionaire of the Switched Fixed Telephone Service (“STFC”) for Local and Domestic Long Distance calls in Sector 31, of Region III, of the General Concessions Plan; an authorized company for the Switched Fixed Telephone Service (“STFC”) for Local and Domestic Long Distance calls, in Sector 33, of Region III, and for International Long Distance calls, in Region III, of the General Concessions Plan; and an authorized company for the Multimedia Communication Service (“SCM”), in addition to being the holder of the all the shares representing the capital of TData;

WHEREAS TData is an authorized company for the SCM and carries out other economic activities than telecommunication services, including the provision of Value-Added Services, as defined in art. 61 of the General Telecommunications Law (such activities being jointly and generally referred to as “VAS”);

WHEREAS, under the terms of the Relevant Fact disclosed on March 15, 2012, Telefônica is currently the controlling and, in certain cases, the sole shareholder of several companies, including TData, it being necessary to rationalize and simplify the structure of such companies, by integrating and rationalizing related and/or complementary activities, in such manner as to allow, at the end of the corporate reorganization process involving such companies, concentration of the activities into only two operating companies, one of them being Telefônica (to concentrate the provision of telecommunication services) and the other being TData (to concentrate the provision of VAS);

WHEREAS on September 12, 2011 Law no. 12,485 was enacted, which changed the General Telecommunications Law, the provisions of which enabled the STFC concessionaires to provide other telecommunication services, in addition to those subject matter of the respective concession agreement and the SCM in their respective concession regions;

WHEREAS, after studies were carried out, the Parties understand that, as part of the rationalization and simplification of the corporate structure, consolidating the activities related to provision of telecommunication services into one sole legal entity will allow convergence, consolidating the telecommunication services into Telefônica;

The Parties understand that the partial spin-off of TData, with transfer of the spun-off net assets to Telefônica, under the terms and conditions of this Protocol is justified, since it will allow segregation of the VAS provided by TData, from the other services, concerning activities related to the provision of SCM, to be absorbed by Telefônica, which segregation is necessary because Telefônica is prevented, by law, from providing other than telecommunication services. In addition, the transaction being implemented will allow consolidation and confluence in the offer of telecommunication services by Telefônica, with consequent reduction of administrative and operating costs and standardization and rationalization of the other operations of the Companies.

3

2.     CAPITAL STOCK OF TELEFÔNICA AND TDATA.

2.1.     CAPITAL STOCK OF TELEFÔNICA: The subscribed and paid-up capital stock of Telefônica, as of April 30, 2013 (“Base Date”), is R$ 37,798,109,745.03 (thirty-seven billion, seven hundred and ninety-eight million, one hundred and nine thousand, seven hundred and forty-five reais and three cents), represented by 1,125,601,930 (one billion, one hundred and twenty-five million, six hundred and one thousand, nine hundred and thirty) shares, of which 381,587,111 (three hundred and eight-one million, five hundred and eighty-seven thousand, one hundred and eleven) are common shares, and 744,014,819 (seven hundred and forty-four million, fourteen thousand, eight hundred and nineteen) are preferred shares, all of them registered and without face value.

2.2.     CAPITAL STOCK OF TDATA: The subscribed and paid-up capital stock of TData as of the Base Date is R$ 1,046,824,831.98 (one billion, forty-six million, eight hundred and twenty-four thousand, eight hundred and thirty-one reais and ninety-eight cents), represented by 1,078,320,516 (one billion, seventy-eight million, three hundred and twenty thousand, five hundred and sixteen) book-entry, registered, common shares, without face value.

3.     PARTIAL SPIN-OFF, MERGER, APPRAISAL AND EQUITY OF THE SPUN-OFF COMPANY.

3.1.     BASE DATE AND APPRAISAL: The net assets of TData to be spun-off and merged into Telefônica were appraised at their book value, as of the Base Date, April 30, 2013, in accordance with the Brazilian accounting practices. The Appraisal Report for TData’s net assets to be spun-off and merged into Telefônica, in conformity with the provisions in art. 229 of the Corporation Law has been prepared by Ernst & Young Terco Auditores Independentes S.S., an independent appraisal firm enrolled with the National Corporate Taxpayer Registry of the Ministry of Finance under no. 61.366.936/0001-25, ad referendum to the shareholders of the Parties of this Protocol (“Appraisal Report”), attached hereto as Annex I.

3.2.     EQUITY CHANGES: In accordance with article 224, III of the Corporation Law, the equity changes occurred to the spun-off net assets between the Base Date of the transaction and the actual date of the partial spin-off of TData and merger of the spun-off net assets into Telefônica shall be absorbed by the Surviving Company.

3.3.     SPUN-OFF NET ASSETS: Except for the commercial stores that do not provide telecommunication services, duly enrolled with the CNPJ under no. 04.027.547/0035-80, 04.027.547/0034-08, 04.027.547/0032-38 and 04.027.547/0036-61, and their respective assets and liabilities, which will remain with TData, the net assets to be spun-off of TData and merged into Telefônica are represented by all other commercial stores owned by TData, including the assets and liabilities inherent thereto and indicated in the Appraisal Report prepared for such specific purpose, appraised at its book value in the amount of R$ 34,723,875.31 (thirty-four million, seven hundred and twenty-three thousand, eight hundred and seventy-five reais and thirty-one cents).

4

3.4.     CAPITAL STOCK AND SHARES OF THE SPUN-OFF COMPANY: The transfer of the equity properties described in item 3.3 above, in the amount of R$ 34,723,875.31 (thirty-four million, seven hundred and twenty-three thousand, eight hundred and seventy-five reais and thirty-one cents), will cause a reduction in TData’s capital stock, in this same amount, from R$ 1,046,824,831.98 (one billion, forty-six million, eight hundred and twenty-four thousand, eight hundred and thirty-one reais and ninety-eight cents) to R$ 1,012,100,956.67 (one billion, twelve million, one hundred thousand, nine hundred and fifty-six reais and sixty-seven cents), without cancellation of shares representing TData’s capital stock, having in consideration that such shares have no face value.

4.     CAPITAL STOCK OF THE SURVIVING COMPANY, SUBSTITUTION OF SHARES, POLITICAL AND EQUITY RIGHTS.

4.1.     CAPITAL STOCK OF THE SURVIVING COMPANY: As a result of the merger of Data’s spun-off net assets into Telefônica, as described above, based on the book value of TData’s spun-off net assets subject matter of the Appraisal Report, to be merged into Telefônica, there will be no increase in the capital stock of the Surviving Company, once Telefônica has already recorded in its net equity the total amount of TData’s equity;

4.2.     TREATMENT OF THE SPUN-OFF COMPANY’S SHARES: Whereas TData is currently a wholly-owned subsidiary of Telefônica (therefore, there are no minority shareholders of TData), as a result of the merger of the spun-off net assets, the Spun-off Company’s shares won’t be cancelled, given that they have no face value.

4.3.     NO EXCHANGE RATIO: Due to the absence of non-controlling shareholders of TData, given that it is a wholly-owned subsidiary of Telefônica, no exchange ratio will apply with respect to shares held by minority shareholders of TData for shares of the Surviving Company.

4.4.     NO APPRAISAL OF THE NET EQUITY AT MARKET PRICES FOR PURPOSES OF ARTICLE 264 OF THE CORPORATION LAW: Having in consideration that this partial spin-off and merger transaction does not result in an increase of the capital stock of the Surviving Company nor change to the equity interests held by its shareholders, once TData is a Telefônica’s wholly-owned subsidiary, no exchange ratio of shares held by shareholders of the Spun-off Company for shares in the Surviving Company shall apply and, consequently, there will be no minority interest to be protected and right to withdrawal in relation to TData and, therefore, according to the opinion of the Brazilian Securities and Exchange Commission in similar cases and under the terms of the provisions in CVM resolution no. 559/08, the provisions in article 264 of the Corporation Law do not apply.

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5.     OTHER CONDITIONS APPLICABLE TO THE PARTIAL SPIN-OFF AND MERGER.

5.1.     CORPORATE ACTS: Special Shareholders’ Meetings of TData and of Telefônica shall be held for reviewing and passing resolutions on the transaction contemplated in this Protocol.

5.2.     NO RIGHT TO WITHDRAWAL: As above referred, no dissent or exercise of the right to withdrawal by non-controlling shareholders of TData shall apply, as provided for in articles 136, item (ix) and 137 of the Corporation Law.

5.3.     SUCCESSION: The Surviving Company shall succeed TData in its rights and obligations related to spun-off net assets, undertaking joint and several liability for TData’s obligations related to the spun-off net assets, under the terms of the provisions in article 233, of the Corporation Law.

5.4.     AUTHORIZATION: The Executive Officers of the Spun-off Company and of the Surviving Company shall be responsible for and authorized to take the necessary actions for implementing the terms and conditions agreed to in this Protocol, in conformity with the terms of the applicable law.

5.5.     PRIOR APPROVAL BY ANATEL: The corporate reorganization involving Telefônica’s wholly-owned subsidiaries and controlled companies, of which this partial spin-off of TData is part, with transfer of the spun-off net assets to Telefônica, was submitted to the National Telecommunications Agency – ANATEL for review and prior approval, having been approved by ANATEL under the terms of Act nº 3,043, dated May 27, 2013 (“Consent Act”), published in the Federal Official Gazette on May 29, 2013, with the conditions provided for therein.

5.6.     COURT: The Court of the city of São Paulo, State of São Paulo, is hereby selected to settle any disputes arising out of this Protocol.

6

In witness whereof, the parties execute this instrument in six (6) counterparts, of the same content and for the same effect, together with two witnesses.

São Paulo, June 11, 2013.

TELEFÔNICA DATA S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

TELEFÔNICA BRASIL S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

Witnesses:

1.
Name:
RG:

2.
Name:
RG:

7

ANNEX I

APPRAISAL REPORT

Ernst & Young Terco

Condomínio São Luiz
Av. Pres. Juscelino Kubitschek, 1830
Torre I - 8º andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2573-3000
Fax: (5511) 2573-5780
www.ey.com.br

Telefônica Data S.A.
April 30, 2013

Accounting appraisal report of the net equity determined based on accounting records

Audit firm information

1. Ernst & Young Terco Auditores Independentes S/S, a Company headquartered in the city of São Paulo-SP, at Av. Presidente Juscelino Kubitschek, 1830, - Torre I - 10º andar, Itaim Bibi, CEP 04543-900, enrolled with the Brazilian IRS Registry of Legal Entities under No. 61.366.936/0001-25, originally enrolled with the State Board of Accountancy (CRC) under No. CRC-2 SP 015199/O-6, having its Articles of Incorporation duly registered at the 1st Civil Registry for Legal Entities of the City of São Paulo, State of São Paulo under No. 122.272 at 08/09/1989, and last amendment dated 2/28/2013, stored on microfilm under No. 396.937 at 4/29/2013, herein represented by its below-signed partner, Mr. Alexandre Hoeppers, Brazilian, married, accountant, bearer of Identity Card (RG) No. 1.808.317-0 SSP/SC and of Individual Taxpayer Identification (CPF/MF) No. 783.532.979-49, enrolled with the State Board of Accountancy (CRC) under No. SC021011/O-3-T-PR-S-SP, domiciled in the city of São Paulo, State of São Paulo, at Av. Juscelino Kubitschek, 1830 - Torre I - 10º andar. Itaim Bibi, CEP 04543-900, having its offices at the same address of the principal, assigned as appraisal expert by Telefônica Data S.A. ("T. Data" or "Company") with the purpose of appraising the net equity of T. Data as of April 30, 2013, summarized in the Appendix hereto, in accordance with Brazilian accounting standards, hereby submits the conclusion of its Appraisal Report.

Appraisal objective

2. This accounting appraisal report as of April 30, 2013 has the purpose of determining the net equity of Telefônica Data S.A. to be used in the merge of the spun-off portions of T. Data in Telefônica Brasil S.A.

Extent

3. This accounting appraisal report on the net equity is issued in connection with the audit of the balance sheet of Telefônica Data S.A. as at April 30, 2013, prepared under the responsibility of Company`s Management.

Ernst & Young Terco | 1

Uma empresa-membro da Ernst & Young Global Limited

Ernst & Young Terco

Telefônica Data S.A.
April 30, 2013

Management's responsibility of the accounting information

4. Company`s Management is responsible for the maintenance of the accounting records and for the preparation of the accounting information in accordance with the Brazilian accounting standards and for internal control determined by management as necessary to enable the preparation of such accounting information free of material misstatement, whether due to fraud or error.

Auditor's responsibility

5. Our responsibility is to express a conclusion on the net equity of Telefônica Data S.A., based on our audit procedures, conducted in accordance with Brazilian and International auditing standards. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the accounting information necessary for the preparation of the accounting appraisal report are free of material misstatement.

6. An audit involves performing selected procedures to obtain audit evidence about the amounts disclosed in the accounting appraisal report. The selected procedures depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net equity, whether due to fraud or error. In making those risk assessment, the auditor considers relevant internal control to the preparation and fair presentation of Company`s net equity in order to design audit procedures that are appropriate in the circumstances, but not with the purpose of expressing an opinion on the effectiveness of Company's internal control. An audit also includes evaluating the appropriateness of accounting standards used and the reasonableness of accounting estimates made by management.

7. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion herein expressed.

Ernst & Young Terco | 2

Ernst & Young Terco

Telefônica Data S.A.
April 30, 2013

Conclusion

8. Based on the work performed, we concluded that the amount of R$231,201,733.35 (two hundred thirty-one million, two hundred one thousand, seven hundred thirty-three reais and thirty-five cents), as per the balance sheet on April 30, 2013, recorded in the accounting books and summarized in the Appendix, represents, in all material aspects, the net equity of Telefônica Data S.A., appraised in accordance with accounting standards adopted in Brazil.

In order to meet the requirements of the Brazilian Securities and Exchange Commission (CVM), we inform that:

(a) in accordance with the professional standards established by Brazil's National Association of State Boards of Accountancy (CFC), we are not aware of any conflict of interests, whether directly or indirectly, or of any other circumstance whatsoever which may represent a conflict of interests regarding the aforementioned services which were provided by us; and

(b) we are not aware of any action taken by Company controlling shareholder and management with the purpose of directing, limiting, jeopardizing or performing any acts which have or may have impaired the access to, use or knowledge of information, assets, documents or work methodologies which are significant for the quality of the respective conclusions.

São Paulo, June 03, 2013.

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC-2SP015199/O-6

Alexandre Hoeppers
Accountant CRC-SC021011/O-3-T-PR-S-SP

Ernst & Young Terco | 3

Appendix to the accounting appraisal report of net equity prepared based on accounting records

Telefônica Data S.A.
April 30, 2013
(Amounts in reais)

	Balance sheet of T.Data S.A. on April 30, 2013	Certain assets and liabilities referring to telecommunications services, obtained from the balance sheet of T.Data S.A. by Management, on April 30, 2013	Certain assets and liabilities referring to other services, obtained from the balance sheet of T.Data S.A. by Management, on April 30, 2013
Current Assets:			
Cash and cash equivalents	20,448,786.70	-	20,448,786.70
Trade accounts receivable, net	103,011,246.29	-	103,011,246.29
Recoverable taxes	156,908,992.33	131,737,219.32	25,171,773.01
Inventories	3,873,412.14	-	3,873,412.14
Other	17,461,567.47	-	17,461,567.47
Total current assets	**301,704,004.93**	**131,737,219.32**	**169,966,785.61**
Noncurrent:			
Short-term investments	221,855.44	-	221,855.44
Recoverable and deferred taxes	7,350,434.61	7,350,434.61	-
Escrow deposits and claims	23,596,032.74	-	23,596,032.74
Other	1,303,891.55	-	1,303,891.55
Property and equipment, net	96,826,644.44	55,649,415.05	41,177,229.39
Intangible assets, net	6,273,555.19	664,065.72	5,609,489.47
Total noncurrent assets	**135,572,413.97**	**63,663,915.38**	**71,908,498.59**
Total assets	**437,276,418.90**	**195,401,134.70**	**241,875,284.20**
Liabilities			
Current:			
Trade accounts and other accounts payable	96,359,613.28	89,060,364.73	7,299,248.55
Taxes payable	4,188,360.28	-	4,188,360.28
Payroll, tax charges and social benefits	3,651,951.58	-	3,651,951.58
Deferred revenue	4,601,190.69	-	4,601,190.69
Other	67,097,269.03	61,533,248.49	5,564,020.54
Total current liabilities	**175,898,384.86**	**150,593,613.22**	**25,304,771.64**
Noncurrent:			
Provisions	17,838,109.47	-	17,838,109.47
Deferred revenue	2,249,885.03	-	2,249,885.03
Other	10,088,306.19	10,083,646.17	4,660.02
Total noncurrent liabilities	**30,176,300.69**	**10,083,646.17**	**20,092,654.52**
Net equity	**231,201,733.35**	**34,723,875.31**	**196,477,858.04**

Ernst & Young Terco | 4

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

EXHIBIT II

VIVO PROTOCOL

PROTOCOL AND INSTRUMENT OF JUSTIFICATION OF FULL SPIN-OFF OF

VIVO S.A.

WITH TRANSFER OF THE SPUN-OFF PORTIONS OF ITS EQUITY TO

TELEFÔNICA BRASIL S.A.

AND

TELEFÔNICA DATA S.A.

By this private instrument, the below identified parties, herein represented by their respective Executive Officers, have agreed to enter into this Protocol and Instrument of Justification of Full Spin-Off with transfer of portions of its spun-off net equity to existing companies (“Protocol”), in accordance with articles 224, 225, 226, 227 and 229 of Law nº 6.404, dated December 15, 1976, as amended (“Corporation Law”), with due regard to the applicable provisions of Instruction nº 319, dated December 03, 1999, as amended, issued by the Brazilian Securities and Exchange Commission (“CVM”).

(a)     VIVO S.A., a closely-held company with head-office in the city of Londrina, State of Paraná, on Avenue Higienópolis, nº 1365, enrolled with the CNPJ/MF under nº 02.449.992/0001-64, herein represented pursuant to its Bylaws (“Vivo” or “Spun-off Company”);

(b)     TELEFÔNICA BRASIL S.A., a publicly-held company with head-office in the city of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, nº 1376, enrolled with the CNPJ/MF under nº 02.558.157/0001-62, herein represented pursuant to its Bylaws (“Telefônica”);

(b)     TELEFÔNICA DATA S.A., a closely-held company with head-office in the city of Barueri, State of São Paulo, on Avenue Tamboré, nºs 341 / 371, enrolled with the CNPJ/MF under n° 04.027.547/0001-31, herein represented pursuant to its Bylaws (“TData” and, jointly with Telefônica, “Surviving Companies”);

Vivo, Telefônica and TData being collectively referred to as “Parties” or “Companies”;

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1.     JUSTIFICATION.

WHEREAS this full spin-off transaction is part of a more comprehensive corporate reorganization process involving also other Telefônica’s wholly-owned subsidiaries and controlled companies, which reorganization shall occur on the same date of this transaction;

WHEREAS Telefônica is a concessionaire of the Switched Fixed Telephone Service (“STFC”) for Local and Domestic Long Distance calls, in Sector 31, of Region III, of the General Concessions Plan; an authorized company for the Switched Fixed Telephone Service (“STFC”) for Local and Domestic Long Distance calls, in Sector 33, of Region III, and for International Long Distance calls, in Region III, of the General Concessions Plan; and an authorized company for the Multimedia Communication Service (“SCM”), in addition to being the holder of the all the shares representing the capital of Vivo and TData;

WHEREAS Vivo is an authorized company for the Personal Mobile Service (“SMP”), the SMC and the STFC services for Local, and Domestic and International Long Distance calls, in Regions I and II of the Concessions Plan, in addition to carrying out other economic activities than telecommunication services, including the provision of Value-Added Services, as defined in art. 61 of the General Telecommunications Law (such activities being jointly and generally referred to as “VAS”);

WHEREAS TData is a provider of VAS;

WHEREAS, under the terms of the Relevant Fact disclosed on March 15, 2012, Telefônica is currently the controlling and, in certain cases, the sole shareholder of several companies, including the Parties to this Protocol, it being necessary to rationalize and simplify the structure of such companies, by integrating and rationalizing related and/or complementary activities, in such manner as to allow, at the end of the corporate reorganization process involving such companies, concentration of the activities into only two operating companies, one of them being Telefônica (to concentrate the provision of telecommunication services) and the other being TData (to concentrate the provision of VAS);

WHEREAS on September 12, 2011 Law no. 12.485 was enacted, which changed the General Telecommunications Law, the provisions of which enabled the STFC concessionaires to provide other telecommunication services, in addition to those subject matter of the respective concession agreement and the SCM in their respective concession regions;

WHEREAS, after studies were carried out, the Parties understand that, as part of the rationalization and simplification of the corporate structure, consolidating the telecommunication services into Telefônica will allow convergence, with offer of package services to users on a simplified basis, further allowing rationalization of the operations of the respective providers;

3

The Parties understand that the full spin-off of Vivo, with transfer of portions of the spun-off net equity to Telefônica and to TData, respectively, under the terms and conditions of this Protocol is justified, since it will allow segregation of the VAS provided by Vivo, which services will be absorbed by TData, incorporating the activities related to the provision of the telecommunication services into Telefônica, including the corresponding Authorizations, which segregation is necessary because Telefônica is prevented, by law, from providing other than telecommunication services. In addition, the transaction being implemented and Vivo ceasing to exist will allow consolidation and confluence in the offer of telecommunication services, with consequent reduction of administrative and operating costs and standardization and rationalization of the operations of the Company.

2.     CAPITAL STOCK OF THE SPUN-OFF COMPANY AND OF THE SURVIVING COMPANIES.

In order to allow easier understanding of the information of the Companies, considering that the transaction subject matter of this Protocol is part of a more comprehensive corporate reorganization process to be implemented at the same date and which may involve the Parties, the information to be considered in relation to the Spun-off Company and to the capital stock of the Surviving Companies shall be that existing and valid as of April 30, 2013 (“Base Date”).

2.1.     CAPITAL STOCK OF THE SPUN-OFF COMPANY: The subscribed and paid-up capital stock of Vivo as of the Base Date is R$ 7,050,653,962.34 (seven billion, fifty million, six hundred and fifty-three thousand, nine hundred and sixty-two reais and thirty-four cents), represented by 4,231,732 (four million, two hundred and thirty-one thousand, seven hundred and thirty-two) book-entry, registered, common shares, without face value.

2.2.     CAPITAL STOCK OF TELEFÔNICA: The subscribed and paid-up capital stock of Telefônica as of the Base Date is R$ 37,798,109,745.03 (thirty-seven billion, seven hundred and ninety-eight million, one hundred and nine thousand, seven hundred and forty-five reais and three cents), represented by 1,125,601,930 (one billion, one hundred and twenty-five million, six hundred and one thousand, nine hundred and thirty) shares, of which 381,587,111 (three hundred and eight-one million, five hundred and eighty-seven thousand, one hundred and eleven) are common shares, and 744,014,819 (seven hundred and forty-four million, fourteen thousand, eight hundred and nineteen) are preferred shares, all of them registered and without face value.

4

2.3.     CAPITAL STOCK OF TDATA: The subscribed and paid-up capital stock of TData as of the Base Date is R$ 1,046,824,831.98 (one billion, forty-six million, eight hundred and twenty-four thousand, eight hundred and thirty-one reais and ninety-eight cents), represented by 1,078,320,516 (one billion, seventy-eight million, three hundred and twenty thousand, five hundred and sixteen) book-entry, registered, common shares, without face value.

2.3.1     Having in consideration that at the same date of presentation of the transaction subject matter of this Protocol to the shareholders of the Companies, the partial spin-off of TData, with transfer of the spun-off net assets (related to the Multimedia Communication Service) to Telefônica will be also submitted to the shareholders of TData, immediately prior to the merger into TData of the spun-off portion of Vivo’s equity, the subscribed and paid-up capital of TData as of the date of the transaction and immediately prior to the merger of the spun-off equity of Vivo, if approved by the shareholders of the relevant companies, shall have been reduced to R$ 1,012,100,956.67 (one billion, twelve million, one hundred thousand, nine hundred and fifty-six reais and sixty-seven cents), without cancellation of shares representing the capital stock of TData, given that such shares have no face value, with the capital stock continuing to be represented by 1,078,320,516 (one billion, seventy-eight million, three hundred and twenty thousand, five hundred and sixteen) registered, book-entry, common shares without face value.

3.     FULL SPIN-OFF, APPRAISAL AND EQUITY OF THE SPUN-OFF COMPANY.

3.1.     FULL SPIN-OFF: In view of the full spin-off of Vivo, all the shares issued by it shall be cancelled, pursuant to the terms of item 4 of this Protocol.

3.2.     BASE DATE AND APPRAISAL: The portions of the Vivo’s net equity to be merged into Telefônica and into TData were appraised at their book value, as of the Base Date, April 30, 2013, in accordance with the Brazilian accounting practices. The Appraisal Report for the portions of the spun-off net equity of Vivo to be transferred to Telefônica and to TData, in conformity with the provisions in art. 229 of the Corporation Law has been prepared by Ernst & Young Terco Auditores Independentes S.S., an independent appraisal firm enrolled with the National Corporate Taxpayer Registry of the Ministry of Finance under no. 61.366.936/0001-25, ad referendum to the shareholders of the Parties to this Protocol (“Appraisal Report”), attached hereto as Annex I.

3.3.     EQUITY CHANGES: In accordance with article 224, III of the Corporation Law, the equity changes occurred between the Base Date of the transaction and the actual date of the full spin-off of Vivo and merger of the portions of the spun-off net equity into each of the Surviving Companies shall be absorbed by such Surviving Company having absorbed by the respective portion.

5

3.4.     PORTIONS OF THE SPUN-OFF NET EQUITY: (i) The portion of Vivo’s spun-off net equity to be merged into Telefônica has been appraised at its book value in the amount of R$ 10,228,352,444.32 (ten billion, two hundred and twenty-eight million, three hundred and fifty-two thousand, four hundred and forty-four reais and thirty-two cents), and (ii) the portion of Vivo’s spun-off net equity to be merged into TData has been appraised at its book value in the amount of R$ 680,946.92 (six hundred and eighty thousand, nine hundred and forty-six reais and ninety-two cents), both of them being better described in the Appraisal Report.

3.5.     EXTINGUISHMENT OF VIVO: Upon the full spin-off of Vivo and the transfer of the portions of its net equity to the Surviving Companies, Vivo shall cease to exist pursuant to the terms of the provisions in article 229 of the Corporation Law, the Directors of the Surviving Companies being responsible for filing and disclosing the transaction related acts. However, no interruption shall occur in relation to the operations of Vivo and to the services provided thereby to its clients, for which services TData and Telefônica, respectively, will fully succeed Vivo, in conformity with the terms in item 6.3 below.

4.     CAPITAL STOCK OF THE SURVIVING COMPANIES, SUBSTITUTION OF SHARES, POLITICAL AND EQUITY RIGHTS.

4.1.     CAPITAL STOCK OF THE SURVIVING COMPANIES: As a result of the merger of part of Vivo’s equity into TData and of part thereof into Telefônica, as described above, and based on the respective book values corresponding to the portions of the spun-off net equity of Vivo subject matter of the Appraisal Report to be merged into each of the Surviving Companies, with due regard to the provisions in article 226, paragraphs 1 and 2 of the Corporation Law:

(i)      there will be no increase in the capital stock of Telefônica, once it has already recorded in its net equity the total amount of Vivo’s shares;

(ii)      there will be an increase in the capital stock of TData, in the amount of R$680,946.92 (six hundred and eighty thousand, nine hundred and forty-six reais and ninety-two cents), increasing from R$1,012,100,956.67 (one billion, twelve million, one hundred thousand, nine hundred and fifty-six reais and sixty-seven cents) (already considering, for purposes of capital increase, the proposed spin-off of TData), to R$1,012,781,903.59 (one billion, twelve million, seven hundred and eighty-one thousand, nine hundred and three reais and fifty-nine cents), through issuance of 3,737,201 (three million, seven hundred and thirty-seven thousand, two hundred and ten) new book-entry type, registered, common shares without face value, issued based on their equity value, fully subscribed and paid-up by the sole shareholder of the Spun-off Company, that is, Telefônica, upon transfer to the capital stock of TData of the respective portion of Vivo-s spun-off net equity.

6

The merger into TData of the spun-off net assets of A.Telecom S.A., a Telefônica’s wholly-owned subsidiary, which is the subject matter of the Protocol and Instrument of Justification of Full Spin-off of A.Telecom S.A. with Transfer of the Spun-off Portions of its Equity to Telefônica Brasil S.A. and to Telefônica Data S.A., executed on this date (“A.Telecom Protocol”), will be submitted to the general shareholders’ meeting of TData, at the same date scheduled for approval of the transaction subject matter of this Protocol. In case of approval of the merger into TData of the spun-off net assets of A. Telecom S.A., which will result in an increase of the capital stock of TData of R$287,960,066.54 (two hundred and eighty-seven million, nine hundred and sixty thousand, sixty-six reais and fifty-four cents), the total capital stock of TData, by the conclusion of the transactions subject matter of this Protocol and of A.Telecom Protocol, shall be R$1,300,741,970.13 (one billion, three hundred million, seven hundred and forty-one thousand, nine hundred and seventy reais and thirteen cents), represented by 2,662,455,897 (two billion, six hundred and sixty-two million, four hundred and fifty-five thousand, eight hundred and ninety-seven) book-entry type, registered, common shares, without face value.

4.2.     TREATMENT OF THE SPUN-OFF COMPANY’S SHARES: Whereas Vivo is currently a wholly-owned subsidiary of Telefônica (therefore, there are no minority shareholders of Vivo), Vivo shares will be cancelled and will cease to exist as a result of the full spin-off, as permitted in article 226, §1 of the Corporation Law.

4.3.     NO EXCHANGE RATIO: Due to the absence of non-controlling shareholders of Vivo, given that it, as well as TData, is a wholly-owned subsidiary of Telefônica, no exchange ratio will apply with respect to shares held by minority shareholders of Vivo for shares in the Surviving Companies.

4.4.     NO APPRAISAL OF THE NET EQUITY AT MARKET PRICES FOR PURPOSES OF ARTICLE 264 OF THE CORPORATION LAW: Having in consideration that this merger of portions of the spun-off net equity of Vivo does not result in any change to the equity interests held by the shareholders of the Surviving Companies, once both Vivo and TData are Telefônica’s wholly-owned subsidiaries, no exchange ratio of shares held by shareholders of the Spun-off Company for shares in the Surviving Companies shall apply and, consequently, there will be no minority interest to be protected or right to withdrawal in relation to Vivo and, therefore, according to the opinion of the Brazilian Securities and Exchange Commission in similar cases and under the terms of the provisions in CVM resolution no. 559/08, the provisions in article 264 of the Corporation Law do not apply.

7

5.      OTHER CONDITIONS APPLICABLE TO THE FULL SPIN-OFF AND MERGER.

5.1.      CORPORATE ACTS: Special Shareholders’ Meetings of Vivo and of the Surviving Companies shall be held for reviewing and passing resolutions on the transaction contemplated in this Protocol.

5.2.      NO RIGHT TO WITHDRAWAL: As above referred, no dissent or exercise of the right to withdrawal by non-controlling shareholders of Vivo shall apply, as provided for in articles 136, item (ix) and 137 of the Corporation Law, once Vivo’s sole shareholder is Telefônica itself, which is also TData’s sole shareholder.

5.3.      SUCCESSION: Each of the Surviving Companies shall succeed Vivo in its rights and obligations related to the portions of Vivo’s spun-off net equity transferred to each of them, undertaking liability for Vivo’s obligations under the terms of the provisions in articles 229 and 233, of the Corporation Law.

5.4.      AUTHORIZATION: Without prejudice to the provisions in item 3.5 of this Protocol, once the full spin-off of Vivo, with transfer of the portions of the spun-off net equity to the Surviving Companies, has been approved, the Executive Officers of the Surviving Companies shall be responsible for and authorized to take the necessary actions for implementing the terms and conditions agreed to in this Protocol, in conformity with the terms of the applicable law.

5.5.      PRIOR APPROVAL BY ANATEL: the corporate reorganization involving Telefônica’s wholly-owned and controlled companies, of which this full spin-off of Vivo is part, with transfer of the portions of the spun-off net equity to the Surviving Companies, and the consequent extinguishment thereof, was submitted to the National Telecommunications Agency – ANATEL for review and prior approval, having been approved by ANATEL under the terms of Act nº 3043, dated May 27, 2013 (“Consent Act”), published in the Federal Official Gazette on May 29, 2013, with the conditions provided for therein.

5.6.      COURT: The Court of the city of São Paulo, State of São Paulo, is hereby selected to settle any disputes arising out of this Protocol.

In witness whereof, the parties execute this instrument in nine (9) counterparts, of the same content and for the same effect, together with two witnesses.

8

São Paulo, June 11, 2013.

VIVO S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

TELEFÔNICA BRASIL S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

TELEFÔNICA DATA S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

Witnesses:

1.
Name:
RG:

2.
Name:
RG:

9

ANNEX I

APPRAISAL REPORT

ERNST & YOUNG TERCO

Condominio São Luiz
Av. Pres. Juscelino Kubitschek, 1830
Torre I - 8º andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2573-3000
Fax: (5511) 2573-5780
www.ey.com.br

Vivo S.A.
April 30, 2013

Accounting appraisal report of the net equity determined based on accounting records

Audit firm information

1. Ernst & Young Terco Auditores Independentes S/S, a company headquartered in the city of São Paulo-SP, at Av. Presidente Juscelino Kubitschek, 1830, - Torre I - 10º andar, Itaim Bibi, CEP 04543-900, enrolled with the Brazilian IRS Registry of Legal Entities under No. 61.366.936/0001-25, originally enrolled with the State Board of Accountancy (CRC) under No. CRC-2 SP 015199/O-6, having its Article of Incorporation duly registered at the 1st Civil Registry for Legal Entities of the City of São Paulo, State of São Paulo under No. 122.272 at 08/09/1989, and last amendment dated 2/28/2013, stored on microfilm under No. 396.937 at 4/29/2013, herein represented by its below-signed partner, Mr. Alexandre Hoeppers, Brazilian, married, accountant, bearer of Identity Card (RG) No. 1.808.317-0 SSP/SC and of Individual Taxpayer Identification (CPF/MF) No. 783.532.979-49, enrolled with the State Board of Accountancy (CRC) under No. SC021011/O-3-T-PR-S-SP, domiciled in the city of São Paulo, State of São Paulo, at Av. Juscelino Kubitschek, 1830 - Torre I - 10º andar. Itaim Bibi, CEP 04543-900, having its offices at the same address of the principal, assigned as appraisal expert by VIVO S.A. ("Vivo" or "Company") with the purpose of appraising the net equity of Vivo as of April 30, 2013, summarized in the Appendix hereto, in accordance with the Brazilian accounting standards, hereby submits the conclusion of its accounting appraisal report.

Appraisal objective

2. This accounting appraisal report as of April 30, 2013 has the purpose of determining the net equity of Vivo S.A. to be used in the merge of the spun-off portions of Vivo S.A. in Telefônica Brasil S.A. and in Telefônica Data S.A.

Extent

3. This accounting appraisal report on the net equity is issued in connection with the audit of the balance sheet of Vivo S.A. as of April 30, 2013, prepared under the responsibility of Company`s management.

Ernst & Young Terco | 1

Uma empresa-membro da Ernst & Young Global Limited

Ernst & Young Terco

Vivo S.A.
April 30, 2013

Management's responsibility of the accounting information

4 Company`s management is responsible for the maintenance of the accounting records and for the preparation of the accounting information in accordance with the Brazilian accounting standards and for the internal control determined by management as necessary to enable the preparation of such accounting information free of material misstatement, whether due to fraud or error.

Auditor's responsibility

5 Our responsibility is to express a conclusion on the net equity of Vivo S.A., based on our audit procedures, conducted in accordance with the Brazilian and international auditing standards. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the accounting information necessary for the preparation of the accounting appraisal report are free of material misstatement.

6 An audit involves performing selected procedures to obtain audit evidence about the amounts disclosed in the accounting appraisal report. The selected procedures depend on the auditor's judgment, including the assessment of the risks of material misstatement on the net equity, whether due to fraud or error. In making these risk assessment, the auditor considers relevant internal control for the preparation and fair disclosure of the company`s net equity in order to design the audit procedures that are appropriate in the circumstances, but not with the purpose of expressing an opinion on the effectiveness of Company's internal control. An audit also includes evaluating the appropriateness of accounting standards used and the reasonableness of accounting estimates made by management.

7 We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion herein expressed.

Ernst & Young Terco | 2

ERNST & YOUNG TERCO

Vivo S.A.
April 30, 2013

Conclusion

8. Based on the work performed, we concluded that the amount of R$10,229,033,391.24 (ten billion, two hundred and twenty-nine million, thirty-three thousand, three hundred ninety-one reais and twenty-four cents), as per the balance sheet on April 30, 2013, recorded in the accounting books and summarized in the Appendix, represents, in all material aspects, the net equity of Vivo S.A., appraised in accordance with the accounting standards adopted in Brazil.

In order to meet the requirements of the Brazilian Securities and Exchange Commission (CVM), we inform that:

(a) in accordance with the professional standards established by the Brazil's National Association of State Boards of Accountancy (CFC), we are not aware of any conflict of interests, whether directly or indirectly, or of any other circumstance whatsoever which may represent a conflict of interests regarding the aforementioned services which were provided by us; and

(b) we are not aware of any action taken by Company's controlling shareholder or management with the purpose of directing, limiting, jeopardizing or performing any acts which have or may have impaired the access to, use or knowledge of information, assets, documents or work methodologies which are significant for the quality of the respective conclusions.

São Paulo, June 03, 2013.

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC-2SP015199/O-6

Alexandre Hoeppers
Accountant CRC-SC021011/O-8-T-PR-S-SP

Ernst & Young Terco | 3

Appendix to the accounting appraisal report of net equity prepared based on accounting records

Vivo S.A.
April 30, 2013
(Amounts in reais)

	Balance sheet of Vivo S.A. on April 30, 2013	Certain assets and liabilities referring to telecommunications services, obtained from the balance sheet of Vivo S.A. by management, on April 30, 2013	Certain assets and liabilities referring to other services, obtained from the balance sheet of Vivo S.A. by management, on April 30, 2013
Current Assets:			
Cash and cash equivalents	3,294,560,336.14	3,294,560,336.14	-
Trade accounts receivable, net	3,591,370,635.24	3,591,370,635.24	-
Recoverable taxes	1,164,420,078.82	1,164,420,078.82	-
Escrow deposits and claims	130,805,572.94	130,805,572.94	-
Inventories	337,356,691.58	337,356,691.58	-
Operation with derivatives	2,793,244.86	2,793,244.86	-
Other	1,119,802,894.11	1,119,802,894.11	-
Total current assets	**9,641,109,453.69**	**9,641,109,453.69**	**-**
Noncurrent:			
Short-term investments	84,301,240.65	84,301,240.65	-
Recoverable and deferred taxes	1,050,909,197.16	1,050,909,197.16	-
Escrow deposits and claims	889,927,723.58	889,927,723.58	-
Operations with derivatives	232,115,446.68	232,115,446.68	-
Other	44,284,966.60	44,284,966.60	-
Property and equipment, net	6,414,600,246.42	6,414,129,314.90	470,931.52
Intangible assets, net	4,036,365,313.16	4,036,155,297.76	210,015.40
Total noncurrent assets	**12,752,504,134.25**	**12,751,823,187.33**	**680,946.92**
Total assets	**22,393,613,587.94**	**22,392,932,641.02**	**680,946.92**
Current Liabilities:			
Loans and financing	458,406,832.65	458,406,832.65	-
Trade accounts and other accounts payable	3,463,625,311.58	3,463,625,311.58	-
Taxes payable	1,094,270,844.39	1,094,270,844.39	-
Interest on equity and dividend	2,298,431.62	2,298,431.62	-
Provisions	164,978,392.18	164,978,392.18	-
Payroll, tax charges and social benefits	195,415,252.15	195,415,252.15	-
Operations with derivatives	30,631,507.55	30,631,507.55	-
Deferred revenue	654,900,766.32	654,900,766.32	-
Other	1,227,139,518.31	1,227,139,518.31	-
Total current liabilities	**7,291,666,856.75**	**7,291,666,856.75**	**-**
Noncurrent:			
Loans and financing	2,979,925,451.53	2,979,925,451.53	-
Taxes payable	453,895,408.78	453,895,408.78	-
Provisions	1,022,895,836.78	1,022,895,836.78	-
Operations with derivatives	17,811,107.11	17,811,107.11	-
Deferred revenue	266,954,752.51	266,954,752.51	-
Other	131,430,783.24	131,430,783.24	-
Total noncurrent liabilities	**4,872,913,339.95**	**4,872,913,339.95**	**-**
Net equity	**10,229,033,391.24**	**10,228,352,444.32**	**680,946.92**

Ernst & Young Terco | 4

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

EXHIBIT III

A.TELECOM PROTOCOL

PROTOCOL AND INSTRUMENT OF JUSTIFICATION OF FULL SPIN-OFF OF

A. TELECOM S.A.

WITH TRANSFER OF THE SPUN-OFF PORTIONS OF ITS EQUITY TO

TELEFÔNICA BRASIL S.A.

AND

TELEFÔNICA DATA S.A.

By this private instrument, the below identified parties, herein represented by their respective Executive Officers, have agreed to enter into this Protocol and Instrument of Justification of Full Spin-Off with transfer of portions of its spun-off net equity to existing companies (“Protocol”), in accordance with articles 224, 225, 226, 227 and 229 of Law nº 6.404, dated December 15, 1976, as amended (“Corporation Law”), with due regard to the applicable provisions of Instruction nº 319, dated December 03, 1999, as amended, issued by the Brazilian Securities and Exchange Commission (“CVM”).

(a)      A. TELECOM S.A., a closely-held company with head-office in the city of São Paulo, State of São Paulo, on Avenue Roque Petroni Júnior, 1464, 4º andar, parte Lado A, Jardim das Acácias, enrolled with the CNPJ/MF under nº 03.498.897/0001-13, herein represented pursuant to its Bylaws (“ATelecom” or “Spun-off Company”);

(b)      TELEFÔNICA BRASIL S.A., a publicly-held company with head-office in the city of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, nº 1376, enrolled with the CNPJ/MF under nº 02.558.157/0001-62, herein represented pursuant to its Bylaws (“Telefônica”);

(b)      TELEFÔNICA DATA S.A., a closely-held company with head-office in the city of Barueri, State of São Paulo, on Avenue Tamboré, nºs 341 / 371, enrolled with the CNPJ/MF under n° 04.027.547/0001-31, herein represented pursuant to its Bylaws (“TData” and, jointly with Telefônica, “Surviving Companies”);

ATelecom, Telefônica and TData being collectively referred to as “Parties” or “Companies”;

2

1.     JUSTIFICATION.

WHEREAS this full spin-off transaction is part of a more comprehensive corporate reorganization process involving also other Telefônica’s wholly-owned subsidiaries and controlled companies, which reorganization shall occur on the same date of this transaction;

WHEREAS Telefônica is a concessionaire of the Switched Fixed Telephone Service (“STFC”) for Local and Domestic Long Distance calls, in Sector 31, of Region III, of the General Concessions Plan; an authorized company for the Switched Fixed Telephone Service (“STFC”) for Local and Domestic Long Distance calls, in Sector 33, of Region III, and for International Long Distance calls, in Region III, of the General Concessions Plan; and an authorized company for the Multimedia Communication Service (“SCM”), in addition to being the holder of the all the shares representing the capital of ATelecom and TData;

WHEREAS ATelecom is an authorized company for the SCM and of the Conditioned Access Service (“SEAC”), in addition to carrying out other economic activities than telecommunication services, including the provision of Value-Added Services, as defined in art. 61 of the General Telecommunications Law (such activities being jointly and generally referred to as “VAS”);

WHEREAS TData is a provider of VAS;

WHEREAS, Telefônica is currently the controlling and, in certain cases, the sole shareholder of several companies, including the Parties to this Protocol, it being necessary to rationalize and simplify the structure of such companies, by integrating and rationalizing related and/or complementary activities, in such manner as to allow, at the end of the corporate reorganization process involving such companies, concentration of the activities into only two operating companies, one of them being Telefônica (to concentrate the provision of telecommunication services) and the other being TData (to concentrate the provision of VAS);

WHEREAS on September 12, 2011 Law no. 12.485 was enacted, which changed the General Telecommunications Law, the provisions of which enabled the STFC concessionaires to provide other telecommunication services, in addition to those subject matter of the respective concession agreement and the SCM in their respective concession regions;

WHEREAS, after studies were carried out, the Parties understand that, as part of the rationalization and simplification of the corporate structure, consolidating the VAS activities into TData and the telecommunication services into Telefônica will allow convergence;

3

The Parties understand that the full spin-off of ATelecom, with transfer of portions of the spun-off net equity to Telefônica and to TData, respectively, under the terms and conditions of this Protocol is justified, since it will allow segregation of the VAS provided by ATelecom, which services will be absorbed by TData, incorporating the activities related to provision of Telecommunication services into Telefônica, which segregation because Telefônica is prevented, by law, from providing other than telecommunication services. In addition, the transaction being implemented and ATelecom ceasing to exist will result in a reduction of administrative and operating costs and standardization and rationalization of the operations of the Company.

2.      CAPITAL STOCK OF THE SPUN-OFF COMPANY AND OF THE SURVIVING COMPANIES.

In order to allow easier understanding of the information of the Companies, considering that the transaction subject matter of this Protocol is part of a more comprehensive corporate reorganization process to be implemented at the same date and which may involve the Parties, the information to be considered in relation to the Spun-off Company and to the capital stock of the Surviving Companies shall be that existing and valid as of April 30, 2013 (“Base Date”).

2.1.      CAPITAL STOCK OF THE SPUN-OFF COMPANY: The subscribed and paid-up capital stock of ATelecom as of the Base Date is R$ 630,876,446.15 (six hundred and thirty million, eight hundred and seventy-six thousand, four hundred and forty-six reais and fifteen cents), represented by 1,013,116,449 (one billion, thirteen million, one hundred and sixteen thousand, four hundred and forty-nine) book-entry, registered, common shares, without face value.

2.2.      CAPITAL STOCK OF TELEFÔNICA: The subscribed and paid-up capital stock of Telefônica as of the Base Date is R$ 37,798,109,745.03 (thirty-seven billion, seven hundred and ninety-eight million, one hundred and nine thousand, seven hundred and forty-five reais and three cents), represented by 1,125,601,930 (one billion, one hundred and twenty-five million, six hundred and one thousand, nine hundred and thirty) shares, of which 381,587,111 (three hundred and eight-one million, five hundred and eighty-seven thousand, one hundred and eleven) are common shares, and 744,014,819 (seven hundred and forty-four million, fourteen thousand, eight hundred and nineteen) are preferred shares, all of them registered and without face value.

2.3.      CAPITAL STOCK OF TDATA: The subscribed and paid-up capital stock of TData as of the Base Date is R$ 1,046,824,831.98 (one billion, forty-six million, eight hundred and twenty-four thousand, eight hundred and thirty-one reais and ninety-eight cents), represented by 1,078,320,516 (one billion, seventy-eight million, three hundred and twenty thousand, five hundred and sixteen) book-entry, registered, common shares, without face value.

4

2.3.1      Having in consideration that at the same date of presentation of the transaction subject matter of this Protocol to the shareholders of the Companies, the partial spin-off of TData, with transfer of the spun-off net assets (related to the Multimedia Communication Service) to Telefônica will be submitted to the shareholders of TData, immediately prior to the merger into TData of the spun-off portion of ATelecom’s equity, the subscribed and paid-up capital of TData as of the date of the transaction and immediately prior to the merger of the spun-off equity of ATelecom, if approved by the shareholders of the relevant companies, shall have been reduced to R$ 1,012,100,956.67 (one billion, twelve million, one hundred thousand, nine hundred and fifty-six reais and sixty-seven cents), without cancellation of shares representing the capital stock of TData, given that such shares have no face value, with the capital stock continuing to be represented by 1,078,320,516 (one billion, seventy-eight million, three hundred and twenty thousand, five hundred and sixteen) registered, book-entry, common shares without face value.

3.      FULL SPIN-OFF, APPRAISAL AND EQUITY OF THE SPUN-OFF COMPANY.

3.1.      FULL SPIN-OFF: In view of the full spin-off of ATelecom, all the shares issued by it shall be cancelled, pursuant to the terms of item 4 of this Protocol.

3.2.      BASE DATE AND APPRAISAL: The portions of the ATelecom’s net equity to be merged into Telefônica and into TData were appraised at their book value, as of the Base Date, April 30, 2013, in accordance with the Brazilian accounting practices. The Appraisal Report for the portions of the spun-off net equity of ATelecom to be transferred to Telefônica and to TData, in conformity with the provisions in art. 229 of the Corporation Law has been prepared by Ernst & Young Terco Auditores Independentes S.S., an independent appraisal firm enrolled with the National Corporate Taxpayer Registry of the Ministry of Finance under no. 61.366.936/0001-25, ad referendum to the shareholders of the Parties to this Protocol (“Appraisal Report”), attached hereto as Annex I.

3.3.      EQUITY CHANGES: In accordance with article 224, III of the Corporation Law, the equity changes occurred between the Base Date of the transaction and the actual date of the full spin-off of ATelecom and merger of the portions of the spun-off net equity into each of the Surviving Companies shall be absorbed by such Surviving Company having absorbed by the respective portion.

3.4.      PORTIONS OF THE SPUN-OFF NET EQUITY: (i) The portion of ATelecom’s spun-off net equity to be merged into Telefônica has been appraised at its book value in the amount of R$ 348,623,814.64 (three hundred and forty-eight million, six hundred and twenty-three thousand, eight hundred and fourteen reais and sixty-four cents), and (ii) the portion of ATelecom’s spun-off net equity to be merged into TData has been appraised at its book value in the amount of R$ 287,960,066.54 (two hundred and eighty-seven million, nine hundred and sixty thousand, sixty-six reais and fifty-four cents), both of them being better described in the Appraisal Report.

5

3.5.      EXTINGUISHMENT OF ATELECOM: Upon the full spin-off of ATelecom and the transfer of the portions of its net equity to the Surviving Companies, ATelecom shall cease to exist pursuant to the terms of the provisions in article 229 of the Corporation Law, the Directors of the Surviving Companies being responsible for filing and disclosing the transaction related acts. However, no interruption shall occur in relation to the operations of ATelecom and to the services provided thereby to its clients, for which services TData and Telefônica, respectively, will fully succeed ATelecom, in conformity with the terms in item 5.3 below

4.      CAPITAL STOCK OF THE SURVIVING COMPANIES, SUBSTITUTION OF SHARES, POLITICAL AND EQUITY RIGHTS.

4.1.      CAPITAL STOCK OF THE SURVIVING COMPANIES: As a result of the merger of part of ATelecom’s equity into TData and of part thereof into Telefônica, as described above, and based on the respective book values corresponding to the portions of the spun-off net equity of ATelecom subject matter of the Appraisal Report to be merged into each of the Surviving Companies, with due regard to the provisions in article 226, paragraphs 1 and 2 of the Corporation Law:

(i)      there will be no increase in the capital stock of Telefônica, once it has already recorded in its net equity the total amount of ATelecom’s shares;

(ii)      there will be an increase in the capital stock of TData, in the amount of R$287,960,066.54 (two hundred and eighty-seven million, nine hundred and sixty thousand, sixty-six reais and fifty-four cents), increasing from R$1,012,100,956.67 (one billion, twelve million, one hundred thousand, nine hundred and fifty-six reais and sixty-seven cents) (already considering, for purposes of capital increase, the proposed spin-off of TData), to R$1,300,061,023.21 (one billion, three hundred million, sixty-one thousand, twenty-three reais and twenty-one cents), through issuance of 1,580,398,171 (one billion, five hundred and eighty million, three hundred and ninety-eight thousand, one hundred and seventy-one) new book-entry type, registered, new common shares without face value, issued based on their equity value, fully subscribed and paid-up by the sole shareholder of the Spun-off Company, that is, Telefônica, upon transfer to the capital stock of TData of the respective portion of ATelecom’s spun-off net equity.

6

The merger into TData of the spun-off net assets of Vivo S.A., a Telefônica’s wholly-owned subsidiary, which is the subject matter of the Protocol and Instrument of Justification of Full Spin-off of Vivo S.A. with Transfer of the Spun-off Portions of its Equity to Telefônica Brasil S.A. and to Telefônica Data S.A., executed on this date (“Vivo Protocol”), will be submitted to the general shareholders’ meeting of TData, at the same date scheduled for approval of the transaction subject matter of this Protocol. In case of approval of the merger into TData of the spun-off net assets of Vivo S.A., which will result in an increase of the capital stock of TData of R$680,946.92, the total capital stock of TData, by the conclusion of the transactions subject matter of this Protocol and of Vivo Protocol, shall be R$1,300,741,970.13 (one billion, three hundred million, seven hundred and forty-one thousand, nine hundred and seventy reais and thirteen cents), represented by 2,662,455,897 (two billion, six hundred and sixty-two million, four hundred and fifty-five thousand, eight hundred and ninety-seven) book-entry type, registered, common shares, without face value.

4.2      TREATMENT OF THE SPUN-OFF COMPANY’S SHARES: Whereas ATelecom is currently a wholly-owned subsidiary of Telefônica (therefore, there are no minority shareholders of ATelecom), ATelecom shares will be cancelled and will cease to exist as a result of the full spinoff, as permitted in article 226, §1 of the Corporation Law.

4.3.      NO EXCHANGE RATIO: Due to the absence of non-controlling shareholders of ATelecom, given that it, as well as TData, is a wholly-owned subsidiary of Telefônica, no exchange ratio will apply with respect to shares held by minority shareholders of ATelecom for shares in the Surviving Companies.

4.4.      NO APPRAISAL OF THE NET EQUITY AT MARKET PRICES FOR PURPOSES OF ARTICLE 264 OF THE CORPORATION LAW: Having in consideration that this merger of portions of the spun-off net equity of ATelecom does not result in any change to the equity interests held by the shareholders of the Surviving Companies, once both ATelecom and TData are Telefônica’s wholly-owned subsidiaries, no exchange ratio of shares held by shareholders of the Spun-off Company for shares in the Surviving Companies shall apply and, consequently, there will be no minority interest to be protected or right to withdrawal in relation to ATelecom and, therefore, according to the opinion of the Brazilian Securities and Exchange Commission in similar cases and under the terms of the provisions in CVM resolution no. 559/08, the provisions in article 264 of the Corporation Law do not apply.

7

5.      OTHER CONDITIONS APPLICABLE TO THE FULL SPIN-OFF AND MERGER.

5.1.      CORPORATE ACTS: Special Shareholders’ Meetings of ATelecom and of the Surviving Companies shall be held for reviewing and passing resolutions on the transaction contemplated in this Protocol.

5.2.      NO RIGHT TO WITHDRAWAL: As above referred, no dissent or exercise of the right to withdrawal by non-controlling shareholders of ATelecom shall apply, as provided for in articles 136, item (ix) and 137 of the Corporation Law.

5.3.      SUCCESSION: The Surviving Companies shall succeed ATelecom in its rights and obligations related to the portions of ATelecom’s spun-off net equity transferred to each of them, undertaking liability for ATelecom’s obligations under the terms of the provisions in articles 229 and 233, of the Corporation Law.

5.4.      AUTHORIZATION: Without prejudice to the provisions in item 3.5 of this Protocol, once the full spin-off of ATelecom, with transfer of the portions of the spun-off net equity to the Surviving Companies, has been approved, the Executive Officers of the Surviving Companies shall be responsible for and authorized to take the necessary actions for implementing the terms and conditions agreed to in this Protocol, under the terms of the applicable law.

5.5.      PRIOR APPROVAL BY ANATEL: the corporate reorganization involving Telefônica’s wholly-owned and controlled companies, of which this spin-off of ATelecom is part, with transfer of the portions of the spun-off net equity to the Surviving Companies, and the consequent extinguishment thereof, were submitted to the National Telecommunications Agency – ANATEL for review and prior approval, having been approved by ANATEL under the terms of Act nº 3043, dated May 27, 2013 (“Consent Act”), published in the Federal Official Gazette on May 29, 2013, with the conditions provided for therein.

5.6.      COURT: The Court of the city of São Paulo, State of São Paulo, is hereby selected to settle any disputes arising out of this Protocol.

In witness whereof, the parties execute this instrument in nine (9) counterparts, of the same content and for the same effect, together with two witnesses.

8

São Paulo, June 11, 2013.

A. TELECOM S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

TELEFÔNICA BRASIL S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

TELEFÔNICA DATA S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

Witnesses:

1.
Name:
RG:

2.
Name:
RG:

9

ANNEX I

APPRAISAL REPORT

ERNST & YOUNG TERCO

Condomínio São Luiz
Av. Pres. Juscelino Kubitschek, 1830
Torre I - 8º andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2573-3000
Fax: (5511) 2573-5780
www.ey.com.br

A. Telecom S.A.
April 30, 2013

Accounting appraisal report of the net equity determined based on accounting records

Audit firm information

1. Ernst & Young Terco Auditores Independentes S/S, a Company headquartered in the city of São Paulo-SP, at Av. Presidente Juscelino Kubitschek, 1830, - Torre I - 10º andar, Itaim Bibi, CEP 04543-900, enrolled with the Brazilian IRS Registry of Legal Entities under No. 61.366.936/0001-25, originally enrolled with the State Board of Accountancy (CRC) under No. CRC-2 SP 015199/O-6, having its Articles of Incorporation duly registered at the 1st Civil Registry for Legal Entities of the City of São Paulo, State of São Paulo under No. 122.272 at 08/09/1989, and last amendment dated 2/28/2013, stored on microfilm under No. 396.937 at 4/29/2013, herein represented by its below-signed partner, Mr. Alexandre Hoeppers, Brazilian, married, accountant, bearer of Identity Card (RG) No. 1.808.317-0 SSP/SC and of Individual Taxpayer Identification (CPF/MF) No. 783.532.979-49, enrolled with the State Board of Accountancy (CRC) under No. SC021011/O-3-T-PR-S-SP, domiciled in the city of São Paulo, State of São Paulo, at Av. Juscelino Kubitschek, 1830 - Torre I - 10º andar. Itaim Bibi, CEP 04543-900, having its offices at the same address of the principal, assigned as appraisal expert by A. Telecom S.A. ("A. Telecom" or "Company") with the purpose of appraising the net equity of A. Telecom as at April 30, 2013, summarized in the Appendix hereto, in accordance with accounting practices adopted in Brazil, hereby submits the conclusion of its accounting appraisal report.

Appraisal objective

2. This accounting appraisal report as of April 30, 2013 has the purpose of determining the net equity of A. Telecom S.A. to be used in the merge of the spun-off portions of A. Telecom in Telefônica Brasil S.A. and in Telefônica Data S.A.

Extent

3. This accounting appraisal report on the net equity is issued in connection with the audit of the balance sheet of A. Telecom S.A. as at April 30, 2013, prepared under the responsibility of Company`s Management.

Ernst & Young Terco | 1

Uma empresa-membro da Ernst & Young Global Limited

ERNST & YOUNG TERCO

A. Telecom S.A.
April 30, 2013

Management's responsibility of the accounting information

4. Company`s Management is responsible for the maintenance of the accounting records and for the preparation of the accounting information in accordance with the Brazilian accounting standards and for internal control determined by management as necessary to enable the preparation of such accounting information free of material misstatement, whether due to fraud or error.

Auditor's responsibility

5. Our responsibility is to express a conclusion on the net equity of A. Telecom S.A., based on our audit procedures, conducted in accordance with the Brazilian and International auditing standards. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the accounting information necessary for the preparation of the accounting appraisal report are free of material misstatement.

6. An audit involves performing selected procedures to obtain audit evidence about the amounts disclosed in the accounting appraisal report. The selected procedures depend on the auditor's judgment, including the assessment of the risks of material misstatement on the net equity, whether due to fraud or error. In making these risk assessment, the auditor considers relevant internal control to the preparation and fair disclosure of Company`s net equity in order to design the audit procedures that are appropriate in the circumstances, but not with the purpose of expressing an opinion on the effectiveness of Company's internal control. An audit also includes evaluating the appropriateness of accounting standards used and the reasonableness of accounting estimates made by management.

7. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion herein expressed.

Ernst & Young Terco | 2

ERNST & YOUNG TERCO

A. Telecom S.A.
April 30, 2013

Conclusion

8. Based on the work performed, we concluded that the amount of R$636,583,881.18 (six hundred thirty-six million, five hundred eighty-three thousand, eight hundred eighty-one reais and eighteen cents), as per the balance sheet on April 30, 2013, recorded in the accounting books and summarized in the Appendix, represents, in all material aspects, the net equity of A. Telecom S.A., appraised in accordance with the accounting standards adopted in Brazil.

In order to meet the requirements of the Brazilian Securities and Exchange Commission (CVM), we inform that:

(a) in accordance with the professional standards established by Brazil's National Association of State Boards of Accountancy (CFC), we are not aware of any conflict of interests, whether directly or indirectly, or of any other circumstance whatsoever which may represent a conflict of interests regarding the aforementioned services which were provided by us; and

(b) we are not aware of any action taken by Company´s controlling shareholder or management with the purpose of directing, limiting, jeopardizing or performing any acts which have or may have impaired the access to, use or knowledge of information, assets, documents or work methodologies which are significant for the quality of the respective conclusions.

São Paulo, June 03, 2013.

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC-2SP015199/O-6

Alexandre Hoeppers
Accountant CRC-SC021011/O-3-T-PR-S-SP

Ernst & Young Terco | 3

Appendix to the accounting appraisal report of net equity prepared based on accounting records

A. Telecom S.A.
April 30, 2013
(Amounts in reais)

	Balance sheet of A.Telecom S.A. at April 30, 2013	Certain assets and liabilities referring to telecommunications services, obtained from the balance sheet of A.Telecom S.A. by Management, at April 30, 2013	Certain assets and liabilities referring to other services, obtained from the balance sheet of A.Telecom S.A. by Management, at April 30, 2013
Current Assets:			
Cash and cash equivalents	237,258,579.07	207,258,579.07	30,000,000.00
Trade accounts receivable, net	170,060,294.57	15,980,848.76	154,079,445.81
Recoverable taxes	43,710,820.80	43,710,820.80	-
Inventories	31,081,053.59	1,090,997.00	29,990,056.59
Other	23,916,208.55	23,916,208.55	-
Total current assets	**506,026,956.58**	**291,957,454.18**	**214,069,502.40**
Noncurrent:			
Short-term investments	17,204.26	17,204.26	-
Trade accounts receivable, net	97,982,656.05	-	97,982,656.05
Escrow deposits and claims	5,615,202.93	5,615,202.93	-
Other	17,607.14	17,607.14	-
Property and equipment, net	279,382,711.19	278,301,791.53	1,080,919.66
Intangible assets, net	22,716,779.45	22,659,285.27	57,494.18
Total noncurrent assets	**405,732,161.02**	**306,611,091.13**	**99,121,069.89**
Total assets	**911,759,117.60**	**598,568,545.31**	**313,190,572.29**
Current Liabilities:			
Trade accounts and other accounts payable	179,748,551.24	179,748,551.24	-
Taxes payable	22,971,843.49	22,971,843.49	-
Interest on equity and dividend	2,217,311.62	2,217,311.62	-
Payroll, tax charges and social benefits	62,385.92	62,385.92	-
Deferred revenue	98.98	98.98	-
Other	12,054,874.80	9,208,832.21	2,846,042.59
Total current liabilities	**217,055,066.05**	**214,209,023.46**	**2,846,042.59**
Noncurrent:			
Taxes payable	22,384,463.16	-	22,384,463.16
Provisions	35,567,144.74	35,567,144.74	-
Other	168,562.47	168,562.47	-
Total noncurrent liabilities	**58,120,170.37**	**35,735,707.21**	**22,384,463.16**
Net equity	**636,583,881.18**	**348,623,814.64**	**287,960,066.54**

Ernst & Young Terco | 4

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

EXHIBIT IV

TST PROTOCOL

PROTOCOL AND INSTRUMENT OF JUSTIFICATION OF MERGER

OF

TELEFÔNICA SISTEMA DE TELEVISÃO S.A.

INTO

TELEFÔNICA BRASIL S.A.

By this private instrument, the below identified parties, herein represented by their respective Executive Officers, have agreed to enter into this Protocol and Instrument of Justification of Merger (“Protocol”), in accordance with articles 224, 225, 226 and 227 of Law nº 6,404, dated December 15, 1976, as amended (“Corporation Law”), with due regard to the applicable provisions of Instruction nº 319, dated December 03, 1999, as amended, issued by the Brazilian Securities and Exchange Commission (“CVM”).

(a)      TELEFÔNICA BRASIL S.A., a publicly-held company with head-office in the city of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, nº 1376, enrolled with the CNPJ/MF under nº 02.558.157/0001-62, herein represented pursuant to its Bylaws (“Telefônica” or “Surviving Company”);

(b)      TELEFÔNICA SISTEMA DE TELEVISÃO S.A., a closely-held company with head-office in the city of São Paulo, State of São Paulo, on Street Rafael de Barros, nº 209, 9º floor, conjunct 902, Paraíso, enrolled with the CNPJ/MF under nº 05.069.728/0001-93, herein represented pursuant to its Bylaws (“TST” or “Acquired Company”);

Telefônica and TST being hereinafter collectively referred to as “Parties” or “Companies”;

1.      JUSTIFICATION.

WHEREAS this merger transaction is part of a more comprehensive corporate reorganization process involving also other Telefônica’s wholly-owned subsidiaries and controlled companies, which reorganization shall occur on the same date of this transaction;

2

WHEREAS Telefônica is a concessionaire of the Switched Fixed Telephone Service (“STFC”) for Local and Domestic Long Distance calls, in Sector 31, of Region III, of the General Concessions Plan; an authorized company for the Switched Fixed Telephone Service (“STFC”) for Local and Domestic Long Distance calls, in Sector 33, of Region III, and for International Long Distance calls, in Region III, of the General Concessions Plan; and an authorized company for the Multimedia Communication Service (“SCM”), in addition to being the holder of the all the shares representing the capital stock of TST;

WHEREAS TST, in the same date and immediately prior to the merger subject matter of this Protocol (if approved), the following companies shall have been merged into TST: GTR-T Participações e Empreendimentos S.A. (“GTR-T”) and Lemontree Participações S.A. (“Lemontree”), Telefônica’s wholly-owned subsidiaries as of the date of this Protocol, and the companies controlled by them, namely, TVA Sul Paraná S.A. (“Sul Paraná”) and Comercial Cabo TV São Paulo S.A. (“CaTV”), as well as its controlled company, Ajato Telecomunicação Ltda. (“Ajato”) (“TVA Companies”); and whereas TST, Sul Paraná and CaTV are providers of the Conditioned Access Services (“SEAC”), the latter and Ajato being also SCM providers;

WHEREAS, Telefônica is currently the controlling and sole shareholder of several companies, including TST, it being necessary to rationalize and simplify the structure of such companies, by integrating and rationalizing related and/or complementary activities, in such manner as to allow, at the end of the corporate reorganization process involving such companies, concentration of the activities into only two operating companies, one of them being Telefônica (to concentrate the provision of telecommunication services) and the other being Telefônica Data S.A. (to concentrate other economic activities than telecommunication services, including Value-Added Services, as defined in art. 61 of the General Telecommunications Law, such activities being jointly and generally referred to as “VAS”);

WHEREAS on September 12, 2011 Law no. 12,485 was enacted, which changed the General Telecommunications Law, the provisions of which enabled the STFC concessionaires to provide other telecommunication services, in addition to those subject matter of the respective concession agreement and the SCM in their respective concession regions;

WHEREAS, after studies were carried out, the Parties understand that, as part of the rationalization and simplification of the corporate structure, consolidating the activities carried out by the TVA Companies, which by then will have been merged into TST, and by Telefônica into one sole legal entity will allow convergence, consolidating telecommunication services into Telefônica and improving the offer of service packages to users on a simplified basis, as well as, in addition, rationalizing the operations of both companies;

3

The Parties understand that the merger of TST into Telefônica under the terms and conditions of this Protocol is justified, since it will allow a consolidated and confluent offer of such services by Telefônica, with consequent reduction in administrative and operating costs, standardization and rationalization of the operations of the Company.

2.      CAPITAL STOCK OF TELEFÔNICA AND OF TST.

In order to allow easier understanding of the information of both Companies, considering that the transaction subject matter of this Protocol is part of a corporate reorganization process to be implemented at the same date and that it will involve TST and the TVA Companies, the information to be considered in relation to the net assets to be merged shall be that existing and valid as of their appraisal date, namely, April 30, 2013 (“Base Date”).

2.1.      CAPITAL STOCK OF TELEFÔNICA: The subscribed and paid-up capital stock of Telefônica as of the Base Date is R$ 37,798,109,745.03 (thirty-seven billion, seven hundred and ninety-eight million, one hundred and nine thousand, seven hundred and forty-five reais and three cents), represented by 1,125,601,930 (one billion, one hundred and twenty-five million, six hundred and one thousand, nine hundred and thirty) shares, of which 381,587,111 (three hundred and eight-one million, five hundred and eighty-seven thousand, one hundred and eleven) are common shares, and 744,014,819 (seven hundred and forty-four million, fourteen thousand, eight hundred and nineteen) are preferred shares, all of them registered and without face value.

2.2.      CAPITAL SOCIAL OF TST: The subscribed and paid-up capital stock of Telefônica as of the Base Date is R$ 442,946,393.64 (four hundred and forty-two million, nine hundred and forty-six thousand, three hundred and ninety-three reais and sixty-four cents), represented by 442,946,394 (four hundred and forty-two million, nine hundred and forty-six thousand, three hundred and ninety-four) shares, of which 221,473,197 (two hundred and twenty-one million, four hundred and seventy-three thousand, one hundred and ninety-seven) are common shares, and 221,473,197 two hundred and twenty-one million, four hundred and seventy-three thousand, one hundred and ninety-seven) are preferred shares, all of them registered and without face value.

2.2.1      Having in consideration that at the same date of and immediately prior to the presentation of the transaction subject matter of this Protocol to the shareholders of the Companies, the merger, into TST, of the companies GTR-T, Sul Paraná, Lemontree, CaTV and Ajato, immediately prior shall be decided, the subscribed and paid-up capital of TST as of the date of merger thereof into Telefônica, if approved, shall become R$545,458,431.52 (five hundred and forty-five million, four hundred and fifty-eight thousand, four hundred and thirty-one reais and fifty-two cents), represented by 810,338,864 (eight hundred and ten million, three hundred and thirty-eight thousand, eight hundred and sixty-four) shares, of which 405,169,432 (four hundred and five million, one hundred and sixty-nine thousand, four hundred and thirty-two) are common shares and 405,169,432 (four hundred and five million, one hundred and sixty-nine thousand, four hundred and thirty-two) are preferred shares, all of them registered and without face value, pursuant to the terms of the Independent Auditors’ Reasonable Assurance Report, on the Combined Accounting Information of TST, Ajato, Sul Paraná, CaTV, Lemontree and GTR-T (“Assurance Report”) issued as of the Base Date, and to the terms of the Protocol and Instrument of Justification of Merger of the TVA Companies into TST, entered into between TST and the TVA Companies as of this date. Accordingly, once the merger of the TVA Companies into TST shall have been approved, the capital stock of TST as of the date of its merger into Telefônica shall be as referred to in item 2.2.1.

4

3.      MERGER, APPRAISAL AND EQUITY OF THE ACQUIRED COMPANY.

3.1.      MERGER: In view of the merger of TST, all the shares issued by it shall be cancelled, pursuant to the terms of item 4 of this Protocol.

3.2.      BASE DATE AND APPRAISAL: Upon the merger of TST, its net assets, already considering the approval of the merger into TST of the TVA Companies, shall be fully absorbed by Telefônica. TST’s net equity to be merged into Telefônica was firstly evaluated at its book value, as of the Base Date, April 30, 2013, in accordance with the Brazilian accounting practices (“Appraisal Report”), and the Assurance Report has been equally issued considering the accounting information of the TVA Companies and of TST as of the Base Date, by Ernst & Young Terco Auditores Independentes S.S., an independent appraisal firm enrolled with the National Corporate Taxpayer Registry of the Ministry of Finance under no. 61.366.936/0001-25, ad referendum to the shareholders of the Parties of this Protocol, attached hereto as Annexes I and II, respectively.

3.3.      EQUITY CHANGES: The equity changes occurred in TST (which, on its turn, will absorb the equity changes in the net assets of the TVA Companies between the Base Date and the actual date of the merger of the TVA Companies into TST) between the Base Date of the transaction and the actual date of the merger will be absorbed by Telefônica.

3.4.      NET EQUITY: Considering the Appraisal Report together with the Assurance Report, the total net equity of TST as of the Base Date, consolidated with the net assets corresponding to the sum of TST’s net assets combined to the TVA Companies’ net assets (all of them as of the Base Date), to be merged into Telefônica, was appraised at its book value in the amount of R$ 226,105,582.63 (two hundred and twenty-six million, one hundred and five thousand, five hundred and eighty-two reais and sixty-three cents).

5

3.5.      EXTINGUISHMENT OF THE ACQUIRED COMPANY: Upon the merger of TST and consequent transfer of all its net equity to Telefônica, TST shall cease to exist pursuant to the terms of the provisions in article 227 of the Corporation Law, the Directors of Telefônica being responsible for filing and disclosing the transaction related acts.

4.      CAPITAL STOCK OF THE SURVIVING COMPANY, SUBSTITUTION OF SHARES, POLITICAL AND EQUITY RIGHTS.

4.1.      CAPITAL STOCK OF THE SURVIVING COMPANY: As a result of the merger of TST into Telefônica, as described above, to be approved immediately after the merger of the TVA Companies into TST and pursuant to items 3.2 and 3.4 above, there will be no increase in the capital stock of the Surviving Company, once Telefônica has already recorded in its net equity the aggregate amount of the shares of TST and of the shares of the TVA Companies, merged into TST immediately prior to the decision of the shareholders of the Company with respect to this Protocol.

4.2.      TREATMENT OF THE ACQUIRED COMPANY’S SHARES: Whereas TST is currently a wholly-owned subsidiary of Telefônica (therefore, there are no minority shareholders of TST), TST shares will be cancelled and will cease to exist as a result of the merger, as permitted in article 226, §1 of the Corporation Law.

4.3.      NO EXCHANGE RATIO: Due to the absence of non-controlling shareholders of TST, given that it is a wholly-owned subsidiary of Telefônica, no exchange ratio will apply with respect to shares held by minority shareholders of TST for shares in the Surviving Company.

4.4.      NO APPRAISAL OF THE NET EQUITY AT MARKET PRICES FOR PURPOSES OF ARTICLE 264 OF THE CORPORATION LAW: Having in consideration that this merger does not result in any change to the equity interests held by its shareholders, once TST is a Telefônica’s wholly-owned subsidiary, no exchange ratio of shares held by shareholders of the Acquired Company for shares in the Surviving Company shall apply and, consequently, there will be no minority interest to be protected or right to withdrawal in relation to TST and, therefore, according to the opinion of the Brazilian Securities and Exchange Commission in similar cases and under the terms of the provisions in CVM resolution no. 559/08, the provisions in article 264 of the Corporation Law do not apply.

5.      OTHER CONDITIONS APPLICABLE TO THE MERGER.

6

5.1.      CORPORATE ACTS: Special Shareholders’ Meetings of TST and of Telefônica shall be held for reviewing and passing resolutions on the transaction contemplated in this Protocol.

5.2.      NO RIGHT TO WITHDRAWAL: As above referred, no dissent or exercise of the right to withdrawal by non-controlling shareholders of TST shall apply, as provided for in articles 136, item (ix) and 137 of the Corporation Law.

5.3.      SUCCESSION: The Surviving Company shall succeed TST in its rights and obligations, undertaking liability for TST’s obligations under the terms of the provisions in articles 227 and 232, of the Corporation Law.

5.4.      AUTHORIZATION: Without prejudice to the provisions in item 3.5 of this Protocol, once the merger of TST has been approved, the Executive Officers of the Surviving Company shall be responsible for and authorized to take the necessary actions for implementing the terms and conditions agreed to in this Protocol, under the terms of the applicable law.

5.5.      PRIOR APPROVAL BY ANATEL: the corporate reorganization involving Telefônica’s wholly-owned and controlled companies, of which this merger of TST is part, and the consequent extinguishment thereof, were submitted to the National Telecommunications Agency – ANATEL for review and prior approval, having been approved by ANATEL under the terms of Act nº 3043, dated May 27, 2013, published in the Federal Official Gazette on May 29, 2013, with the conditions provided for therein.

5.6.      COURT: The Court of the city of São Paulo, State of São Paulo, is hereby selected to settle any disputes arising out of this Protocol.

In witness whereof, the parties execute this instrument in six (6) counterparts, of the same content and for the same effect, together with two witnesses.

São Paulo, June 11, 2013.

TELEFÔNICA BRASIL S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

[continued]

7

[continuation of the Protocol and Instrument of Justification of Merger of Telefônica Sistema de Televisão S.A. into Telefônica Brasil S.A., entered into on June 11, 2013]

TELEFÔNICA SISTEMA DE TELEVISÃO S.A.

Paulo Cesar Pereira Teixeira	Breno Rodrigo Pacheco de
Oliveira

Witnesses:

1.
Name:
RG:

2.
Name:
RG:

8

ANNEX I

APPRAISAL REPORT

Ernst & Young Terco
Condomínio São Luiz
Av. Pres. Juscelino Kubitschek, 1830
Torre I - 8º andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2573-3000
Fax: (5511) 2573-5780
www.ey.com.br

Telefônica Sistema de Televisão S.A.
April 30, 2013

Appraisal of the Net Assets determined based on accounting records

Audit firm information

1. Ernst & Young Terco Auditores Independentes S/S, a Company headquartered in the city of São Paulo-SP, at Av, Presidente Juscelino Kubitschek, 1830, - Torre I - 10º andar, Itaim Bibi, CEP 04543-900, enrolled with the Brazilian IRS Registry of Legal Entities under No. 61.366.936/0001-25, originally enrolled with the State Board of Accountancy (CRC) under No. CRC-2 SP 015199/O-6, having its Articles of Incorporation duly registered at the 1st Civil Registry for Legal Entities of the City of São Paulo, State of São Paulo under No. 122.272 at 08/09/1989, and last amendment dated 2/28/2013, stored on microfilm under No. 396.937 at 4/29/2013, herein represented by its below-signed partner, Mr. Alexandre Hoeppers, Brazilian, married, accountant, bearer of Identity Card (RG) No. 1.808.317-0 SSP/SC and of Individual Taxpayer Identification (CPF/MF) No. 783.532.979-49, enrolled with the State Board of Accountancy (CRC) under No. SC021011/O-3-T-PR-S-SP, domiciled in the city of São Paulo, State of São Paulo, at Av, Juscelino Kubitschek, 1830 - Torre I - 10º andar, Itaim Bibi, CEP 04543-900, having its offices at the same address of the principal, assigned as appraisal expert by Telefônica Sistema de Televisão S.A. ("TST" or "Company") with the purpose of appraising the net equity of TST as of April 30, 2013, summarized in the Appendix hereto, in accordance with Brazilian accounting standards, hereby submits the conclusion of its Appraisal Report.

Appraisal objective

2. This accounting appraisal report as of April 30, 2013 has the purpose of determining the net equity of Telefônica Sistema de Televisão S.A. to be used in the merge of the spun-off of TST in Telefônica Brasil S.A.

Extent

3. This accounting appraisal report on the net equity is issued in connection with the audit of the balance sheet of Telefônica Sistema de Televisão S.A. as at April 30, 2013, prepared under the responsibility of Company`s Management.

Ernst & Young Terco | 1

Uma empresa-membro da Ernst & Young Global Limited

Ernst & Young Terco

Telefônica Sistema de Televisão S.A.
April 30, 2013

Management's responsibility of the accounting information

4. Company`s Management is responsible for the maintenance of the accounting records and for the preparation of the accounting information in accordance with the Brazilian accounting standards and for internal control determined by management as necessary to enable the preparation of such accounting information free of material misstatement, whether due to fraud or error.

Auditor's responsibility

5. Our responsibility is to express a conclusion on the net equity of Telefônica Sistema de Televisão S.A., based on our audit procedures, conducted in accordance with Brazilian and International auditing standards. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the accounting information necessary for the preparation of the accounting appraisal report are free of material misstatement.

6. An audit involves performing selected procedures to obtain audit evidence about the amounts disclosed in the accounting appraisal report. The selected procedures depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net equity, whether due to fraud or error. In making those risk assessment, the auditor considers relevant internal control to the preparation and fair presentation of Company`s net equity in order to design audit procedures that are appropriate in the circumstances, but not with the purpose of expressing an opinion on the effectiveness of Company's internal control. An audit also includes evaluating the appropriateness of accounting standards used and the reasonableness of accounting estimates made by management.

7. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion herein expressed.

Ernst & Young Terco | 2

ERNST & YOUNG TERCO

Telefônica Sistema de Televisão S.A.
April 30, 2013

Conclusion

8. Based on the work performed, we concluded that the amount of R$123,593,544.75 (one hundred twenty-three million, five hundred ninety-three thousand, five hundred forty-four reais and seventy-five cents), as per the balance sheet on April 30, 2013, recorded in the accounting books and summarized in the Appendix, represents, in all material aspects, the net equity of Telefônica Sistema de Televisão S.A., appraised in accordance with accounting standards adopted in Brazil.

In order to meet the requirements of the Brazilian Securities and Exchange Commission (CVM), we inform that:

(a) in accordance with the professional standards established by Brazil's National Association of State Boards of Accountancy (CFC), we are not aware of any conflict of interests, whether directly or indirectly, or of any other circumstance whatsoever which may represent a conflict of interests regarding the aforementioned services which were provided by us; and

(b) we are not aware of any action taken by Company controlling shareholder and management with the purpose of directing, limiting, jeopardizing or performing any acts which have or may have impaired the access to, use or knowledge of information, assets, documents or work methodologies which are significant for the quality of the respective conclusions.

São Paulo, June 03, 2013.

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC-2SP015199/O-6

Alexandre Hoeppers
Accountant CRC-SC021011/O-3-T-PR-S-SP

Ernst & Young Terco | 3

Appendix to the accounting appraisal report of net equity prepared based on accounting records

Telefônica Sistema de Televisão S.A.
April 30, 2013
(Amounts in reais)

	Balance sheet of TST on April 30, 2013
Current Assets:	
Cash and cash equivalents	15,167,844.35
Trade accounts receivable, net	4,732,034.11
Recoverable taxes	1,287,994.66
Inventories	1,563,206.99
Other	1,081,906.44
Total current assets	**23,832,986.55**
Noncurrent:	
Short-term investments	206,730.66
Escrow deposits and claims	5,443,232.15
Other	15,000,639.15
Investments	87,364,895.53
Property and equipment, net	30,150,645.33
Intangible assets, net	3,769,611.85
Total noncurrent assets	**141,935,754.67**
Total assets	**165,768,741.22**
Liabilities	
Current:	
Trade accounts and other accounts payable	19,984,213.64
Taxes payable	232,073.92
Payroll, tax charges and social benefits	1,205,887.53
Other	6,295,328.47
Total current liabilities	**27,717,503.56**
Noncurrent:	
Provisions	14,457,692.91
Total noncurrent liabilities	**14,457,692.91**
Net equity	**123,593,544.75**

Ernst & Young Terco | 4

9

ANNEX II

INDEPENDENT AUDITORS’ REASONABLE ASSURANCE REPORT, ON THE COMBINED
ACCOUNTING INFORMATION OF TELEFÔNICA SISTEMA DE TELEVISÃO S.A., AJATO
TELECOMUNICAÇÃO LTDA., TVA SUL PARANÁ S.A., COMERCIAL CABO TV SÃO PAULO S.A.,
LEMONTREE PARTICIPAÇÕES S.A. AND GTR-T PARTICIPAÇÕES E EMPREENDIMENTOS S.A.

ERNST & YOUNG TERCO

Condomínio São Luiz
Av. Pres. Juscelino Kubitschek, 1830
Torre I - 8º andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2573-3000
Fax: (5511) 2573-5780
www.ey.com.br

A free translation from Portuguese into English of the Independent auditor's reasonable assurance report in accordance with "NBC TO 3000 Assurance Engagement Different from Audit and Review Engagements," issued by Brazil's National Association of State Boards of Accountancy (CFC)

Independent auditor's reasonable assurance report

The Board of Directors and Officers
Telefônica Sistema de Televisão S.A. ("TST")
Av. Engenheiro Luis Carlos Berrini, 1376
São Paulo - SP

Background, subject-matter and scope of services

We were informed by the management of Telefônica Sistema de Televisão S.A. ("TST" or "Company") that immediately before the merger of TST into Telefônica Brasil S.A. and on the same date for which such merger is expected, TST will merge the following companies: Ajato Telecomunicação Ltda. ("Ajato"), TVA Sul Paraná S.A. ("TVA Sul"), Comercial Cabo TV São Paulo S.A. ("Cabo TV"), Lemontree Participações S.A. ("Lemontree") and GTR-T Participações e Empreendimentos S.A. ("GTR-T"), all subject matters of appraisal according to the corresponding Accounting Appraisal Reports issued by us on this date, both as of April 30, 2013.

As detailed in section "Description of procedures performed" hereof, we performed such procedures on the combined accounting information of TST, Ajato, TVA Sul, Cabo TV, Lemontree and GTR-T as of April 30, 2013, prepared by TST management, based on the accounting records of the Company and the above mentioned companies. This report was aimed at assisting the Company's management in the restructuring process of the companies part of Telefônica Brasil S.A..

Our responsibility is to issue a reasonable assurance report and our procedures were conducted in accordance with "NBC TO 3000 Assurance Engagement Different from Audit and Review Engagements," issued by Brazil's National Association of State Boards of Accountancy (CFC).

Management's responsibility

TST's Management is the only responsible for the preparation of the combined accounting information included in Attachments A1 and A2 hereto.

Upon completion of our work, we obtained a Representation Letter signed by management members responsible for the preparation of the combined accounting information included in Attachments A1 and A2 hereto, confirming that data subject to our work arises from the companies' accounting system and other assertions deemed necessary.

Ernst & Young Terco | 1

Uma empresa-membro da Ernst & Young Global Limited

ERNST & YOUNG TERCO

Telefônica Sistema de Televisão S.A. ("TST")
April 30, 2013

Description of the procedures performed

Our work of performing reasonable assurance procedures included the following significant activities:

(i) Planning and obtaining previous understanding of the combined accounting information preparation process;

(ii) Validation of the accounting information comprised in Attachments A1 and A2 hereto for each combined company:

a. We verified that the information were extracted from accounting records;

b. We crosschecked information with the Accounting Appraisal Report issued by us as of April 30, 2013;

(iii) Validation of the aggregation of companies in the combined presentation as of April 30, 2013:

a. We performed sum tests of the financial information of each company as stated in Attachments A1 and A2 hereto;

b. We performed sum tests of the accounting net equity of companies Lemontree, GTR-T, Cabo TV and TVA Sul as of April 30, 2013, amounting to R$102,512,037.88 (one hundred two million five hundred twelve thousand thirty-seven reais and eighty-eight cents), as mentioned in Attachment A1;

c. We performed sum tests of the accounting net equity of companies TST, combined with companies Lemontree, GTR-T, Cabo TV and TVA Sul as of April 30, 2013, amounting to R$226,105,582.63 (two hundred twenty-six million one hundred five thousand five hundred eighty-two reais and sixty-three cents), as mentioned in Attachment A2;

d. We performed sum tests of the adjustments disclosed;

(iv) Review of the final information disclosed in Attachments A1 and A2 hereto;

(v) Issuance of the report.

Ernst & Young Terco | 2

ERNST & YOUNG TERCO

Telefônica Sistema de Televisão S.A. ("TST")
April 30, 2013

Independent auditor's conclusion

Based on the procedures performed and subject to approval of competent authorities and conditions reported by management as mentioned in the "Background, subject-matter and scope of services" section hereof we conclude that the amount of R$ 226,105,582.63 (two hundred twenty-six million one hundred five thousand five hundred eighty-two reais and sixty-three cents) represents the accounting net equity of Telefônica Sistema de Televisão S.A. as of April 30, 2013, after the merger of Ajato Telecomunicação Ltda., TVA Sul Paraná S.A., Comercial Cabo TV São Paulo S.A., Lemontree Participações S.A. and GTR-T Participações e Empreendimentos S.A., as summarized in Attachment A2.

Other matters

The procedures performed did not constitute an audit or limited review in accordance with the Brazilian and International Standards on Auditing. Therefore, we are not expressing an opinion or issuing any report on the combined accounting information of TST, nor on the Company's internal control structure. If we had performed additional procedures, we might have detected other significant matters in this report. In addition, our work was not aimed at identifying errors, irregularities or illegal acts and practices.

São Paulo, June 3, 2013

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC-2SPP015199/O-6

Alexandre Hoeppers
Accountant CRC-SC021011/O-3-T-PR-S-SP

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Attachment A1 – combined accounting information

	Lemontree	GTR-T	Cabo TV	TVA Sul	Elimination	Combined
Current Assets:						
Cash and cash equivalents	45,395.15	741,541.09	4,344,003.15	856,912.24	-	5,987,851.63
Trade accounts receivable, net	-	-	30,357,972.32	1,257,345.12	-	31,615,317.44
Taxes recoverable	226.02	64,245.57	3,843,241.75	206,493.80	-	4,114,207.14
Inventories	-	-	2,128,267.64	251,662.50	-	2,379,930.14
Other assets	-	-	2,157,040.20	221,672.88	-	2,378,713.08
Total current assets	**45,621.17**	**805,786.66**	**42,830,525.06**	**2,794,086.54**	**-**	**46,476,019.43**
Noncurrent assets:						
Deferred and recoverable taxes	263,678.52	-	-	-	-	263,678.52
Escrow deposit and claims	7,913.76	-	18,587,149.07	32,879,615.45	-	51,474,678.28
Other assets	21,578.74	-	9,109,092.09	62.71	(425,000.00)	8,705,733.54
Investments	9,936,761.32	815,739.26	-	-	(10,752,500.58)	-
Property, plant and equipment, net	-	-	123,806,983.44	8,628,243.21	-	132,435,226.65
Intangible assets, net	-	-	18,475,273.28	97,250.28	-	18,572,523.56
Total noncurrent assets	**10,229,932.34**	**815,739.26**	**169,978,497.88**	**41,605,171.65**	**(11,177,500.58)**	**211,451,840.55**
Total assets	**10,275,553.51**	**1,621,525.92**	**212,809,022.94**	**44,399,258.19**	**(11,177,500.58)**	**257,927,859.98**
Current Liabilities:						
Loans and financing	-	-	15,310,778.68	439,816.31	-	15,750,594.99
Trade accounts payable	484,041.00	58,416.05	38,068,530.00	3,367,948.99	(425,000.00)	41,553,936.04
Payable taxes	-	-	2,488,720.19	115,873.61	-	2,604,593.80
Payroll, tax charges and social contribution	-	-	9,954,875.74	748,982.37	-	10,703,858.11
Deferred revenues	-	-	5,454,575.65	508,460.06	-	5,963,035.71
Other liabilities	-	26.51	6,113,448.30	619,081.57	-	6,732,556.38
Total current liabilities	**484,041.00**	**58,442.56**	**77,390,928.56**	**5,800,162.91**	**(425,000.00)**	**83,308,575.03**
Noncurrent liabilities:						
Loans and financing	-	-	20,723,329.55	728,642.92	-	21,451,972.47
Payable taxes	-	-	18,583.65	52,509.56	-	71,093.21
Provisions	-	-	15,730,282.11	32,633,894.85	-	48,364,176.96
Deferred revenues	-	-	2,096,373.63	123,630.80	-	2,220,004.43
Total noncurrent liabilities	**-**	**-**	**38,568,568.94**	**33,538,678.13**	**-**	**72,107,247.07**
Net equity	**9,791,512.51**	**1,563,083.36**	**96,849,525.44**	**5,060,417.15**	**(10,752,500.58)**	**102,512,037.88**

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Attachment A2 – combined accounting information

	Lemontree	GTR-T	Cabo TV	TVA Sul	TST Consolidated	Elimination	Combined
Current Assets:							
Cash and cash equivalents	45,395.15	741,541.09	4,344,003.15	856,912.24	21,985,971.28	-	27,973,822.91
Trade accounts receivable, net	-	-	30,357,972.32	1,257,345.12	23,086,146.74	(979,464.96)	53,721,999.22
Taxes recoverable	226.02	64,245.57	3,843,241.75	206,493.80	3,606,872.29	-	7,721,079.43
Inventories	-	-	2,128,267.64	251,662.50	2,573,679.69	-	4,953,609.83
Other assets	-	-	2,157,040.20	221,672.88	1,092,043.20	-	3,470,756.28
Total current assets	**45,621.17**	**805,786.66**	**42,830,525.06**	**2,794,086.54**	**52,344,713.20**	**(979,464.96)**	**97,841,267.67**
Noncurrent assets:							
Short-term investments	-	-	-	-	208,312.95	-	208,312.95
Deferred and recoverable taxes	263,678.52	-	-	-	1,695,457.92	-	1,959,136.44
Escrow deposits and claims	7,913.76	-	18,587,149.07	32,879,615.45	5,534,300.42	-	57,008,978.70
Other assets	21,578.74	-	9,109,092.09	62.71	15,002,547.51	(21,694,399.91)	2,438,881.14
Investments	9,936,761.32	815,739.26	-	-	0.78	(10,752,501.36)	-
Property, plant and equipment, net	-	-	123,806,983.44	8,628,243.21	128,009,187.87	-	260,444,414.52
Intangible assets, net	-	-	18,475,273.28	97,250.28	5,223,338.08	-	23,795,861.64
Total noncurrent assets:	**10,229,932.34**	**815,739.26**	**169,978,497.88**	**41,605,171.65**	**155,673,145.53**	**(32,446,901.27)**	**345,855,585.39**
Total assets	**10,275,553.51**	**1,621,525.92**	**212,809,022.94**	**44,399,258.19**	**208,017,858.73**	**(33,426,366.23)**	**443,696,853.06**
Liabilities							
Current liabilities:							
Loans and financing	-	-	15,310,778.68	439,816.31	-	-	15,750,594.99
Trade accounts payable	484,041.00	58,416.05	38,068,530.00	3,367,948.99	38,977,029.49	(7,673,864.87)	73,282,100.66
Payable taxes	-	-	2,488,720.19	115,873.61	2,446,777.43	-	5,051,371.23
Payroll, tax charges and social contribution	-	-	9,954,875.74	748,982.37	1,205,887.53	-	11,909,745.64
Deferred revenues	-	-	5,454,575.65	508,460.06	3,313,730.80	-	9,276,766.51
Other liabilities	-	26.51	6,113,448.30	619,081.57	8,973,874.48	(0.78)	15,706,430.08
Total current liabilities	**484,041.00**	**58,442.56**	**77,390,928.56**	**5,800,162.91**	**54,917,299.73**	**(7,673,865.65)**	**130,977,009.11**
Noncurrent assets:							
Loans and financing	-	-	20,723,329.55	728,642.92	-	-	21,451,972.47
Payable taxes	-	-	18,583.65	52,509.56	-	-	71,093.21
Provisions	-	-	15,730,282.11	32,633,894.85	14,507,014.25	-	62,871,191.21
Deferred revenues	-	-	2,096,373.63	123,630.80	-	-	2,220,004.43
Other liabilities	-	-	-	-	15,000,000.00	(15,000,000.00)	-
Total noncurrent liabilities	-	-	**38,568,568.94**	**33,538,678.13**	**29,507,014.25**	**(15,000,000.00)**	**86,614,261.32**
Net equity	**9,791,512.51**	**1,563,083.36**	**96,849,525.44**	**5,060,417.15**	**123,593,544.75**	**(10,752,500.58)**	**226,105,582.63**

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TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 38ª SPECIAL SHAREHOLDERS MEETING HELD ON JULY 1, 2013

EXHIBIT V

DECLARATION

DECLARATION

Considering the resolutions contained in the Minutes of the 233rd Meeting of the Board of Directors of June 11, 2013 and the Minutes of 38th Special Shareholders Meeting of July 1, 2013, TELEFÔNICA BRASIL S.A. (“Telefônica”), head-office at Av. Engenheiro Luiz Carlos Berrini, n.º 1376, Cidade Monções District, São Paulo, State of São Paulo, under CNPJ/MF n.º 02.558.157/0001-62, Telefônica, by his legal representative, in compliance with the decision of ANATEL issued in the context of the request for prior approval n. 53500.005979/2012, approved by the Directing Board of the National Telecommunications Agency - ANATEL in its 698th meeting held on 05/23/2013, seeking the reorganization of Telefonica Brasil S.A. and its direct and indirect subsidiaries holders of telecommunications licenses, and pursuant the provisions of Article 86, I, of the General Telecommunications Law (Law 9472/1997, amended by Law 12.485/2011) DECLARES that: I - Acknowledge and entirely assumes the economic and financial risks associated with the outcome of the procedure tariff review, in the terms and conditions covered in the prior approval process, including those arising from uncertainty regarding the procedure and on the values to be set by Anatel, which for all intents and purposes should be considered as normal risks to business activity, in accordance with Clause 13.1, § 1, item II of the Concession Agreement, and II - Renounce rights to any restoring of the financial situation of the contract, provided in the Clauses 13.1, §1º, and 13.3 of the Concession Agreement, due to process and the result of the tariff review, which will entail, in the context extrajudicial, loss of the right to appeal administratively and request arbitration pursuant to Clause 33.1 of the Concession Agreement, and in the context judicial, resolution of the merits of the dispute by renounce of the right on which the action is based, in accordance with article 269, V, of the Code of Civil Process.

São Paulo, June 1st, 2013.

ANTONIO CARLOS VALENTE DA SILVA
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 1, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director